NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

March 24, 2015

PRIMERO MINING CORP.
Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1

SHAREHOLDERS OF PRIMERO MINING CORP.: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Primero Mining Corp., please contact Tamara Brown, Vice President, Investor Relations, at (416) 814-3168.

March 24, 2015

Dear Shareholder:

On behalf of the Board of Directors and management of Primero Mining Corp. (the “Company”), we are pleased to invite you to attend the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”), which will be held at 10:30 a.m. (EST) on May 6, 2015 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Meeting is your opportunity to hear about our past performance and plans for the future and also to consider and vote on a number of important matters. Your participation in voting at the Meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management information circular (“Information Circular”).

The accompanying Information Circular describes the business to be conducted at the Meeting. The contents and the sending of this Information Circular have been approved by the Board of Directors.

We value your views and encourage you to read the Information Circular in advance of the Meeting. Following the formal portion of the Meeting, management will review the Company’s operational and financial performance during 2014 and provide an outlook for 2015. At the Meeting, members of management and our Board of Directors will be present and you will have the opportunity to ask questions and provide feedback.

If you are unable to attend the Meeting in person, the Meeting will be webcast (live and archived) and also available by conference call. Details will be available on the Company website www.primeromining.com under the News and Events section.

The Board and management look forward to your participation at the Meeting and we thank you for your continued support.

Sincerely,
“Wade Nesmith”	“Joseph Conway”
Wade Nesmith	Joseph Conway
Chairman of the Board	Chief Executive Officer

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Wednesday, May 6, 2015, at 10:30 a.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2014 and the report of the auditor;

2.	to elect directors of the Company to hold office until the close of the next annual general meeting;

3.	to appoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

4.	to approve the continuation of the Company’s directors’ phantom share unit plan, dated for reference March 27, 2012;

5.	to approve a deferred share unit plan for the Company;

6.	to approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy and authorizing an amendment to the Company’s articles related thereto;

7.	to vote in a non-binding, advisory manner, on the Company’s approach to executive compensation;

8.	to consider shareholder proposals;

9.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

10.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting.

Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and information circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Toronto, Ontario, March 24, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”

Wade Nesmith
Chairman of the Board

TABLE OF CONTENTS

SECTION 1: INFORMATION ABOUT VOTING	1	SCHEDULE “A” CHANGE OF AUDITOR NOTIFICATION PACKAGE
Solicitation of Proxies	1
Appointment of Proxyholders	1	SCHEDULE “B” PHANTOM SHARE UNIT
Voting by Proxyholder	1	PLAN AND DEFERRED SHARE UNIT PLAN
Registered Shareholders	2	SCHEDULE “C” ADVANCE NOTICE
Beneficial Shareholders	2	POLICY
Notice to Shareholders in the United States	3
Revocation of Proxies	3	SCHEDULE “D” SHAREHOLDER
Notice and Access	3	PROPOSALS
Interest of Certain Persons or Companies in Matters to Be Acted Upon	4	SCHEDULE “E” TERMS OF REFERENCE
Record Date and Voting Securities	4	FOR THE BOARD OF DIRECTORS

SECTION 2: BUSINESS OF THE MEETING	4	SCHEDULE “F” AUDIT COMMITTEE
Financial Statements	4	CHARTER
Election of Directors	4
Audit Committee Report and Appointment of Auditor Continuation of Directors’ Phantom Share Unit	15
Plan	17
Adoption of a Deferred Share Unit Plan	18
Adoption of an Advance Notice Policy Advisory Vote on the Company’s Approach to	20
Executive Compensation	21
Shareholder Proposals	21

SECTION 3: GOVERNANCE	23
Governance and Nominating Committee
Report	23
Governance Overview	23
Corporate Governance Practices	24

SECTION 4: COMPENSATION	34
Human Resources Committee Report	34
Compensation Governance and Overview	35
Executive Compensation 2014	43
Incentive Plan Awards	52
Executive Employment Agreements,
Termination and Change in Control Provisions	54
Director Compensation	55
Securities Authorized For Issuance Under
Equity Compensation Plans	58

SECTION 5: OTHER INFORMATION	65
Indebtedness of Directors and Executive
Officers	65
Interest of Informed Persons in Material
Transactions	65
Additional Information	65

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

INFORMATION CIRCULAR
(unless otherwise specified, information is as of March 23, 2015)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Wednesday, May 6, 2015, at 10:30 a.m. (Toronto time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Primero shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and the sending of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

SECTION 1: INFORMATION ABOUT VOTING

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

Joseph Conway and Wendy Kaufman, the individuals named in the accompanying form of proxy (the “Proxy”), are Chief Executive Officer, and Chief Financial Officer, respectively, of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in accordance with the recommendations set out in the Proxy. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors. Broker “non-votes” will be considered as votes “cast” in respect of the ratification of the appointment of the Company’s auditor, which qualifies as a “routine” proposal.

Registered Shareholders

If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment or postponement thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The Company is relying on the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its beneficial holders. As a result, beneficial holders can expect to receive a scannable voting instruction form (“VIF”) from their broker. Voting can be completed by filling out and signing the VIF and returning it to their broker by telephone, by the Internet or by mail, in each case as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from the beneficial holders and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Notice and Access

In lieu of mailing this Notice of Meeting and Information Circular and the Company’s financial statements and management discussion and analysis (“MD&A”), we are using notice-and-access to provide access to an electronic copy of these documents to registered holders and beneficial owners of the Company’s common shares by posting them on the Company’s website (www.primeromining.com). Registered shareholders and Beneficial Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

For more information regarding notice-and-access or to obtain a paper copy of these documents, registered shareholders may call toll free, within North America—1-866-962-0498, or outside of North America 514-982-8716 and by entering your control number as indicated on your Proxy; and Beneficial Shareholders may contact 1-877-619-3160. You must call to request a paper copy by April 26, 2015 in order to receive a paper copy prior to 9:00 a.m. (Toronto time) on May 4, 2015, which is the proxy deadline for the submission of your voting instructions. If you have previously provided standing instructions indicating that you wish to receive paper copies of the Notice of Meeting and Circular and Financial Statements and MD&A, you may revoke your instructions by contacting your broker to change the standing instructions on record.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of the auditor.

Record Date and Voting Securities

Record Date

The board of directors has fixed March 23, 2015 as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (a) attend the Meeting personally (b) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (c) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “P” and on the NYSE under the symbol “PPP”. In addition, the Company has common share purchase warrants listed on the TSX which trade under the symbol “P.WT” and convertible debentures trading under the symbols “P.DB.U” and “P.DB.V”. As of March 23, 2015, there were 162,157,150 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Election of Directors – Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, there is no person that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

SECTION 2: BUSINESS OF THE MEETING

Financial Statements

The audited annual consolidated financial statements and MD&A for the year ended December 31, 2014 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.primeromining.com.

The audited consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no shareholder vote is required in connection with them.

Election of Directors

Pursuant to the terms of the Company’s articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at nine.

The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Company’s articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the offered resignation. This policy does not apply in circumstances involving contested director elections.

Nominees for Election

The nine nominees proposed for election as directors of the Company are set out below, see “Principal Occupation - Business or Employment of Nominees.” All nominees have established their eligibility and willingness to serve as directors and have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, the names of management’s nominees for election as directors and their residency, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company, and the number of Common Shares beneficially owned by each directly or indirectly, or over which each exercised control or direction by the nominees for directors, in part, on information furnished to the Company or has been extracted from insider reports filed by the respective nominees and public available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. For the number of options and PSUs (defined under “Compensation – Compensation Governance and Overview – Elements of Executive Compensation”) held by Mr. Conway as of December 31, 2014, see “Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards.” For the number of options and PSUs held by each of management’s nominees for election as directors other than Mr. Conway as of December 31, 2014, see “Compensation – Director Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards”.

The information as to principal occupation, business or employment that is not within the knowledge of the management of the Company has been furnished by the respective nominees.

The Board unanimously recommends that shareholders vote FOR the election of each of the director nominees listed in this Information Circular. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the election of each of the director nominees listed in this Information Circular.

Primero’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Principal Occupation, Business or Employment of Nominees

WADE NESMITH

Wade Nesmith – Director and Chairman of the Board

Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Age: 63 British Columbia, Canada Status: Independent (1)
Director Since
October 29, 2008	Principal Occupation
Chairman and Director of the Company
Other Public Board Directorships	Public Board Interlocks
Silver Wheaton Corp.	Silver Wheaton Corp.(2)

Primero’s Board & Committee Participation	Meeting Attendance
Chairman of the Board of Directors	9 of 9 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
San Dimas Mine Site Visit		January 2014
Mines & Metals Conference	BMO	February 2014
San Dimas Mine Site Visit		November 2014
Mergers & Acquisitions Webcast	Practicing Law Institute	December 2014

Securities Held		Minimum Share Ownership
Common Shares:	334,934	Complies.
Options:	1,143,015
PSUs:	393,943
Warrants (3):	20,000

(1)

Following the expiry of Mr. Nesmith’s Engagement Agreement with the Company, effective March 15, 2015, the Board has determined that Mr. Nesmith does not have a direct or indirect material relationship with Primero that could be reasonably expected to interfere with the exercise of his independent judgement and that Mr. Nesmith is “independent” in accordance with NI 58-101.

(2)

Messrs. Nesmith and Luna are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Nesmith is on its Corporate Governance & Nominating and Audit Committees and Mr. Luna has been appointed to its Human Resources Committee.

(3)	Mr. Nesmith has warrants to purchase 20,000 Common Shares at a per share exercise price of $8.00 until July 20, 2015.

JOSEPH CONWAY

Age: 57 Ontario, Canada Status: Not Independent

Joseph Conway – Director, Chief Executive Officer

Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway ceased to be President of Primero on February 2, 2015. He has been a director of Orezone Gold Corporation since October 2014. Mr. Conway has also been a non-executive director of Santana Mineral Limited since June 2013. Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010 and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Director Since
June 28, 2010	Principal Occupation
Chief Executive Officer of the Company
Other Public Board Directorships	Public Board Interlocks
Orezone Gold Corporation	None.
Santana Minerals Limited

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Off-Quarter Audit Committee		October 2014
Education Session
Black Fox Complex Site Visits		Various
San Dimas Mine Site Visit		Various

Securities Held		Minimum Share Ownership
Common Shares:	579,095	Complies.
Options:	2,022,463
PSUs:	512,911
Warrants(1):	132,000
Convertible Debentures(2)	300 units

(1)	Mr. Conway has warrants to purchase 132,000 Common Shares at a per share price of $8.00 until July 20, 2015.

(2)	Mr. Conway has 300 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020.

DAVID DEMERS

Age: 59 British Columbia, Canada Status: Independent	David Demers – Director

Mr. Demers has been a director of the Company since October 28, 2008. He was one of the founding members of Westport Innovations, a University of British Columbia spinoff company that has grown into a world leader as the transportation industry shifts from oil-based fuels like gasoline and diesel fuel to natural gas. Mr. Demers has been Chief Executive Officer and a Director of Westport since it was formed. Westport was listed on the TSX in 1999 and on NASDAQ in 2008. Mr. Demers has worked as a Director of a number of technology startups, including EnWave (TSX:ENW) as it was spun out of the University of British Columbia until it completed its initial public offering, and was Chair of BrightSide when it was sold to Dolby. He also served as a Director of Clean Energy Fuels through its NASDAQ listing. Mr. Demers obtained a Bachelor of Science (Physics) in 1976 and a Juris Doctor in 1978, both from the University of Saskatchewan. He started his career as a midnight shift computer systems operator at IBMs state of the art (at the time) System 360/65 data centre in Calgary and joined IBM Canada Ltd. (“IBM”) in 1979 as a Systems Engineer. While at IBM he worked with the first time sharing and email systems, with the first relational database products, the IBM PC, laser printing technology and the first voice/data networking systems.
Director Since
October 28, 2008	Principal Occupation
Chief Executive Officer of Westport Innovations Inc.
Other Public Board Directorships	Public Board Interlocks
Westport Innovations Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%
Chairman of the Human Resources Committee	3 of 3 – 100%
Member of the Audit Committee	5 of 5 – 100%
Member of the Governance and Nominating Committee	2 of 2 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Off-Quarter Audit Committee		October 2014
Education Session
San Dimas Mine Site Visit		November 2014

Securities Held		Minimum Share Ownership
Common Shares:	163,102	Complies.
Options:	179,452
PSUs:	45,887

GRANT EDEY

Age: 65 Ontario, Canada Status: Independent

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Director Since
June 28, 2010	Principal Occupation
President and Chief Executive Officer of Khan Resources Inc.
Other Public Board Directorships	Public Board Interlocks
Khan Resources Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%
Chairman of the Governance and Nominating Committee	2 of 2 – 100%
Member of the Audit Committee	5 of 5 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Tax and Social Responsibility	PwC	April 3, 2014
Social license issues	Deloitte LLP	April 10, 2014
Off-Quarter Audit Committee Education Session		October 2014
Emerging Risks	Deloitte LLP	October 9, 2014
Shareholder Activism	Davies Ward Phillips & Vineberg	October 15, 2014
LLP
The Future of Expanded Reporting	KPMG LLP	December 9, 2014

Securities Held		Minimum Share Ownership
Common Shares:	53,394	Complies.
Options:	129,542
PSUs:	45,887
Warrants(1):	6,666
Convertible Debenture(2)	50 units

(1)	Mr. Edey has warrants to purchase 6,666 Common Shares at a per share price of $8.00 until July 20, 2015.

(2)	Mr. Edey has 50 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020 held in a spousal RRSP.

ROHAN HAZELTON

Age: 41 British Columbia, Canada Status: Independent

Rohan Hazelton – Director

Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, ten of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Strategy at Goldcorp Inc. (“Goldcorp”) since July 2012. From March 2006 to July 2012, he was the Vice President, Finance at Goldcorp. He was formerly Corporate Controller for Goldcorp and, before Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was also previously director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Director Since
August 25, 2010	Principal Occupation
Vice President, Strategy of Goldcorp Inc.
Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%
Chairman of Corporate Responsibility Committee	2 of 2 – 100%
Member of the Audit Committee (until August 6, 2014)	3 of 3(1) – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
San Dimas Mine Site Visit		January 2014
Gold Reserves Management	UC Berkeley/World Gold Council	April 2014
Various Topics	Mackay Executive Forums	Various Dates
Strategy Workshop	Corporate Executive Board	October 2014
San Dimas Mine Site Visit		November 2014

Securities Held		Minimum Share Ownership
Common Shares:	5,000	Complies. (2)
Options:	N/A
PSU’s:	34,240

(1)	Effective August 6, 2014, Mr. Hazelton resigned from the Audit Committee. Mr. Hazelton attended all 3 meetings held while he was on the Audit Committee.

(2)

Prior to May 8, 2014, Mr. Hazelton was a nominee of Goldcorp, which ceased to be a significant shareholder of Primero on March 26, 2014. Mr. Hazelton is therefore accorded five years from the date of his election as a non-shareholder nominee to attain personal shareholding requirements.

EDUARDO LUNA

Age: 69 Mexico State, Mexico Status: Independent

Eduardo Luna – Director

Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is the President and Chief Executive Officer and director of Rochester Resources Ltd since January 2009. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlán for seven years and with Industrias Peñoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Director Since
Principal Occupation
October 29, 2008	President and Chief Executive Officer of Rochester Resources Ltd.
Other Public Board Directorships	Public Board Interlocks
Silver Wheaton Corp.	Silver Wheaton Corp.(1)
Rochester Resources Ltd.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	8 of 9(2) – 89%
Member of the Corporate Responsibility Committee	2 of 2 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
San Dimas Mine Site Visit		January 2014
San Dimas Mine Site Visit		November 2014

Securities Held		Minimum Share Ownership
Common Shares:	156,620	Complies.
Options:	1,043,015
PSUs:	45,887

(1)

Messrs. Luna and Nesmith are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Luna has been appointed to its Human Resources Committee and Mr. Nesmith is on its Corporate Governance & Nominating and Audit Committees.

(2)	Mr. Luna was unable to join one meeting due to illness.

BRAD MARCHANT

Age: 58 British Columbia, Canada Status: Independent

Brad Marchant – Director

Mr. Marchant has been a director of the Company since June 26, 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 30 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and a M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia.

Director Since
June 26, 2013	Principal Occupation
President and Chief Executive Officer of Enterra Feed Corporation
Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	8 of 9(1) – 89%
Member of the Corporate Responsibility Committee	2 of 2 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
San Dimas Mine Site Visit		January 2014
San Dimas Mine Site Visit		November 2014

Securities Held		Minimum Share Ownership
Common Shares:	18,237	Complies.
Options:	N/A
PSUs:	43,995

(1)	Mr. Marchant was unable to join one meeting due to scheduling conflicts.

ROBERT A. QUARTERMAIN

Age: 59 British Columbia, Canada Status: Independent

Robert A. Quartermain – Director

Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1981. He also worked for Teck Corp. from 1981 to 1984 before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Director Since
June 28, 2010	Principal Occupation
President and Chief Executive Officer of Pretium Resources Inc.
Other Public Board Directorships	Public Board Interlocks
Pretium Resources Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%
Member of the Human Resources Committee	3 of 3 – 100%
Member of the Governance and Nominating Committee	2 of 2 – 100%

2014 Orientation and Continuing Education
Topic	Host Organization	Date(s)
San Dimas Mine Site Visit		January 2014
San Dimas Mine Site Visit		November 2014

Securities Held		Minimum Share Ownership
Common Shares:	30,000	Complies.
Options:	129,452
PSUs:	45,887
Warrants(1):	11,700

(1)	Mr. Quartermain has warrants to purchase 11,700 Common Shares at a per share price of $8.00 until July 20, 2015.

MICHAEL RILEY

Age: 63 British Columbia, Canada Status: Independent

Michael Riley – Director

Michael Riley has been a director since April 22, 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also lead the office’s M&A due diligence practice for 2 years. Prior to Ernst & Young, Mr. Riley's professional background also included working for Bell Canada (now BCE), and his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co (now KPMG LLP). He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, The Heart & Stroke Foundation of British Columbia & Yukon, the BCAA Road Safety Foundation. Mr. Riley has been a Chartered Accountant (recently changed to Chartered Professional Accountant) since 1978 and is a member of both CPA Bodies in British Columbia and Quebec. He graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also holds a graduate diploma in public accounting from McGill University attained in 1977.

Director Since
April 22, 2010	Principal Occupation
Corporate Director
Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	9 of 9 – 100%
Chairman of the Audit Committee	5 of 5 – 100%
Member of the Human Resources Committee (since May 7, 2014)	2 of 2(1) – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Mining Conference on Financial Reporting,	Ernst & Young	September 2014
Regulatory Matters, Governance and Taxation
Off-Quarter Audit Committee Education Session		October 2014
Audit Committee conference	CPA Canada	November 2014
San Dimas Mine Site Visit		November 2014
Various Financial Accounting and Reporting	Ernst & Young; KPMG LLP;	Throughout 2014
Update sessions	Deloitte LLP

Securities Held		Minimum Share Ownership
Common Shares:	25,000	Complies.
Options:	164,452
PSUs:	45,887
Warrants(2):	6,680

(1)	Mr. Riley was appointed to the Human Resources Committee on May 7, 2014. He attended all Human Resources Committee meetings held while he was on the Human Resources Committee.

(2)	Mr. Riley has warrants to purchase 6,680 Common Shares at a per share price of $8.00 until July 20, 2015.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Audit Committee Report and Appointment of Auditor

Audit Committee Report

The primary responsibility of Primero's Audit Committee is that of oversight of the financial reporting process, including continuous disclosure, external audit, financial risk and financial management control, and compliance with applicable tax and securities laws. For information about the Audit Committee’s charter and membership, See “Governance - Mandate and Charters - Audit Committee”.

In 2014 and early 2015, there were a number of significant changes in Primero which had an impact on the scope of the Audit Committee’s activities. In addition to the traditional Audit Committee responsibilities of reviewing and approving the interim and year-end financial statements, the Audit Committee also oversaw disclosure, financial reporting and integration of the acquisition of Brigus Gold Corp. which changed the profile of Primero into a multi-asset, multi-jurisdiction company. That transaction, along with Goldcorp Inc.'s disposition of its shareholdings in Primero, triggered a requirement to become compliant with Section 404 of the Sarbanes-Oxley Act in respect of our systems of internal control and required a related audit by Deloitte LLP, our then independent external auditor. Deloitte's report has been filed together with their report on our 2014 annual financial statements.

The challenging period in which the gold sector has been operating over the last year has focused our committee's oversight of many of our significant accounting and reporting judgments and estimates. In this environment, Primero’s management has focused on maintaining an appropriate capital structure with sufficient access to funds to support the continued execution of its strategy to build value for shareholders. Primero's management was successful in securing a US$75 million line of credit facility in the first half of 2014 and recently Primero closed a US$75 million convertible bond issue. These transactions add complexities to accounting, monitoring and reporting processes, all of which fall under the oversight of our committee.

As part of Primero’s evolution and focus on maintaining efficiency while it continues to grow, management made the decision mid-year to consolidate its functions in a Toronto-based head office, initiating the closing of our Vancouver office where our corporate accounting and reporting team had been located. As our then Chief Financial Officer (“CFO”), David Blaiklock, chose not to relocate, the Company undertook a search for a new CFO, culminating with Wendy Kaufman being appointed to the role in September 2014. The committee wishes to formally thank Mr. Blaiklock for his significant and valued contributions to Primero which date from before our IPO in August 2010. Mr. Blaiklock graciously made himself available to Primero to assist in the transition of many important matters while a corporate finance team was being established in Toronto.

As the committee continues to adopt evolving best practices in governance, in 2014 we undertook our first five year comprehensive assessment of our external auditors' performance, in conjunction with the significant changes in the organization brought on by the factors described above. This review led us to conduct a formal request for proposal (“RFP”) process, described below, and shareholders of Primero are being asked at the Meeting to appoint KPMG LLP as our external auditor for our 2015 fiscal year. The committee expresses our appreciation to the partners and staff of Deloitte in Mexico and Canada who have served us well for many years.

Primero’s Board and management are committed to following best practices in financial accounting and reporting standards in our industry. In support of this, the Audit Committee regularly receives reports on evolving standards in IFRS, industry and regulatory issues and governance practices. We hold an annual "off quarter" meeting in September each year to specifically focus on continuous education of our committee members related to our needs at Primero. Last year's meeting focused on our 404 requirements, capital allocation, project monitoring and cost control initiatives.

I would like to express my thanks and appreciation to my committee members, the board as a whole and our management and auditor who have worked so diligently on behalf of Primero and our Audit Committee.

Sincerely,
Audit Committee
Michael Riley, Chair, Audit Committee

Appointment of Auditor

Recognizing that new perspectives and approaches will further enhance the effectiveness of the Audit Committee, the Audit Committee undertook its five year comprehensive external audit review process resulting in a formal RFP being tendered to qualifying firms in December 2014. After due consideration of the RFP submissions, the Audit Committee resolved not to renew the engagement of Deloitte LLP as the Company’s auditor, and requested its resignation therefrom. The Audit Committee and the Board have approved the engagement of KPMG LLP as the Company’s auditor for the 2015 fiscal year.

On March 10, 2015, the Company filed a Change of Auditor Notice (the “Notice”) in accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). As required by NI 51-102, the Notice confirms that there were no reservations in Deloitte LLP’s reports in connection with audits of the consolidated financial statements for the two most recently completed fiscal years of the Corporation and there have been no further audits of financial statements subsequent to the most recently completed fiscal year and preceding the date of expiry of Deloitte LLP’s term of office, and that there have been no “reportable events” as defined in NI 51-102.

Deloitte LLP and KPMG LLP each filed a letter with the securities regulatory authority in each province of Canada confirming their agreement with the information set out in the Notice. A copy of the reporting package containing the Notice and letters referred to above is included as Schedule ‘A’ to this Information Circular.

KPMG LLP, an Audit, Tax and Advisory firm, 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, will be nominated at the Meeting for appointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

The Board unanimously recommends that shareholders vote FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

Continuation of Directors’ Phantom Share Unit Plan

Under the rules, regulations and policies of the TSX (the “TSX Policies”), listed issuers must obtain shareholder approval for the renewal of any security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable under such security based compensation arrangement every three years.

The Company’s Directors’ Phantom Share Unit Plan (the “Directors’ PSU Plan”) dated for reference March 27, 2012 was approved by shareholders of the Company at the annual and special meeting of shareholders held on May 28, 2012. Accordingly, the Company will be seeking a renewal of the Directors’ PSU Plan at the Meeting.

Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to phantom share units issued thereunder (“Director PSUs”) at any given time shall not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 16,215,715 Common Shares), less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including without limitation the Company’s Stock Option Plan (defined under “Compensation - Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”). As of March 23, 2015, the total number of Director PSUs awarded to directors under the Directors’ PSU Plan is 409,946, which represents approximately 2.5% of the total Common Shares available to be issued pursuant to all of the Share Compensation arrangements of the Company (including the Directors’ PSU Plan); the total number of Director PSUs represents approximately 0.25% of the issued and outstanding Common Shares as of the date hereof.

If shareholders do not approve renewal of the Directors’ PSU Plan at the Meeting, all outstanding Director PSUs previously issued under the Directors’ PSU Plan will be unaffected and remain outstanding; however, the Company would be unable to make any new grants of Directors PSUs under the Directors’ PSU Plan following failure of shareholders to so approve renewal of the Directors’ PSU Plan at the Meeting.

A summary description of the Directors’ PSU Plan can be found under “Compensation - Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan” and the complete copy of the plan is in Schedule “B” of this Information Circular.

At the Meeting, shareholders will be asked to consider and pass on the following ordinary resolution, with or without variation (the “Directors’ PSU Plan Resolution”):

“BE IT RESOLVED as an ordinary resolution that:

1.

The directors’ phantom share unit plan (the “Directors’ PSU Plan”), as described in the Information Circular be and is hereby approved, and the Company be and is hereby authorized to issue securities pursuant to the Directors’ PSU Plan;

2.	The unallocated entitlements under the Directors’ PSU Plan be and are hereby approved until May 6, 2018;

3.

Any director or officer of the Company be and is hereby authorized and directed to make such other changes to the Directors’ PSU Plan as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful as a consequence of the approval of the Directors’ PSU Plan; and

4.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.”

The Board unanimously recommends that shareholders vote FOR approval of the Directors’ PSU Plan Resolution. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the Directors’ PSU Plan Resolution.

Pursuant to the TSX Policies, if the Directors’ PSU Plan is approved by the shareholders at the Meeting, such plan will require shareholder approval thereafter at least once every three years.

Adoption of a Deferred Share Unit Plan

Subject to shareholder and stock exchange approval, the Deferred Share Unit Plan (the “DSU Plan”) will be implemented to permit the Board to award “Key Officers” deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A DSU is a unit equivalent in value to a share. Key Officer is defined in the DSU Plan as the Company’s Chairman of the Board, Vice-Chairman of the Board, or any officer who, in the opinion of the Human Resources Committee, has demonstrated a capacity for contributing in a substantial measure to the successful performance of the Company or a related entity.

The number of DSUs to be issued will be determined by the Board on the recommendation of the Human Resources Committee. Subject to vesting, each DSU may be redeemed by the Company by delivering to the participant (a Key Officer to whom a grant has been made), at the election of the Board, after deduction of applicable withholding taxes: (a) a cash payment equal to the redemption value of the DSUs; (b) such number of shares duly issued by the Company from treasury as is equal to the number of DSUs; (c) such number of shares that have been purchased by the Company on the stock exchange; or (d) any combination of the foregoing, such that the cash and shares delivered have a value equal to the redemption value of the DSUs being redeemed.

DSUs awarded to participants will vest according to the vesting schedule recommended by the Human Resources Committee and approved by the Board at its discretion. Early vesting is provided in the event of termination without cause, resignation at the request of the Company (or, for a Chairman or Vice-Chairman, as a result of the Company’s majority voting policy, if applicable), death, total disability or on the occurrence of a change of control of the Company. Redemption may occur on up to two dates elected by each participant, provided that in no event shall a participant be permitted to elect a date which is earlier than the ninetieth day following the separation date (see below) or later than November 30 of the calendar year following the calendar year in which the separation date occurs. If no redemption date is elected, or if it is not elected in a timely manner, the redemption date shall be the first business day following the six-month anniversary of the separation date. The “separation date” is the earliest date on which all three of the following conditions are satisfied: (a) the participant ceases to be a key officer for any reason other than death; (b) the participant is neither a director nor a key officer of the Company; and (c) the participant is no longer employed by the Company in any capacity. If a participant dies prior to the redemption of their DSUs any and all DSUs then credited to the participant’s account are payable to the participant’s estate.

The maximum number of shares that may be issued under the DSU Plan at any given time shall not exceed 10% of the outstanding shares at such time on a non-diluted basis, less the aggregate number of shares then reserved for issuance pursuant to any of the Company’s other security based compensation arrangements. As at March 23, 2015, the maximum number of shares that may be issued under the DSU Plan is 3,170,645, representing approximately 2% of the outstanding shares. In addition, the maximum number of shares that may be issued to insiders pursuant to this DSU Plan within any one-year period and issuable to insiders pursuant to insiders at any time, when combined with all of the shares issuable pursuant to any other security based compensation arrangements, shall not exceed 10% of the total number of outstanding shares.

At any time when a dividend is declared and paid by the Company, a participant’s DSU account will be credited on the payment date of such dividend with the number and type of DSUs (including fractional DSUs) calculated by: (a) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited the participant’s DSU account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) above by the market value of the shares on the date that is three days prior to the record date for payment of the dividend.

The Board and each participant will ensure that all actions taken and decisions made by the Board or the participant, pursuant to the DSU Plan comply with all applicable laws, requirements of the stock exchange, and policies of the Company relating to insider trading or blackout periods. No share shall be delivered under the DSU Plan unless and until the Board has determined that all provisions of applicable laws and the requirements of the stock exchange have been satisfied.

Except as required by law, the rights of a participant under the DSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. The rights and obligations of the Company under the DSU Plan may be assigned by the Company to a successor in the business of the Company.

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSU Plan in whole or in part, (ii) amend or discontinue any DSUs granted under the DSU Plan, and (iii) terminate the DSU Plan, without prior notice to or approval by any participants or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(a)

amend the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would not have the potential of broadening or increasing insider participation;

(b)	amend the manner in which participants may elect to participate in the DSU Plan or elect the dates on which DSUs shall be redeemed;

(c)	amend the provisions of this DSU Plan relating to the redemption of DSUs and the redemption dates;

(d)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the stock exchange;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSU Plan and any provisions of any applicable laws and the requirements of the stock exchange;

(g)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(h)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(i)	make any amendment which is intended to facilitate the administration of the DSU Plan.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a participant at the time of such amendment, suspension or termination, without the consent of the affected participant.

No modification or amendment to the following provisions of the DSU Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the stock exchange:

(a)	the number of shares reserved for issuance under the DSU Plan (including a change between a fixed maximum number of shares and a fixed maximum percentage of shares);

(b)	the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing insider participation;

(c)	the extension of any right of a participant under the DSU Plan beyond the date on which such right would originally have expired; or

(d)	the amendment provisions of the DSU Plan.

As of the date hereof, there are no DSUs outstanding under the DSU Plan, and the Company has no intention of making any grants under the DSU Plan prior to shareholder approval at the Meeting.

A complete copy of the DSU Plan is set out in Schedule “B” of this Information Circular.

At the Meeting, shareholders will be asked to consider and pass substantially the following ordinary resolution (the “DSU Plan Resolution”):

“BE IT RESOLVED as an ordinary resolution that:

1.	The deferred share unit plan (the “DSU Plan”), as described in the Information Circular is hereby approved, and the Company is hereby authorized to issue securities pursuant to the DSU Plan;

2.	The unallocated entitlement under the DSU Plan is hereby approved until May 6, 2018;

3.

Any director or officer of the Company is hereby authorized and directed to make such other changes to the DSU Plan as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful as a consequence of the approval of the DSU Plan; and

4.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determines are necessary, desirable or useful to implement the foregoing resolutions.”

The Board unanimously recommends that shareholders vote FOR approval of the DSU Plan Resolution. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the DSU Plan Resolution.

Pursuant to the TSX Policies, if the Directors’ PSU Plan is approved by the shareholders at the Meeting, such plan will require shareholder approval thereafter at least once every three years.

Adoption of an Advance Notice Policy

On February 11, 2015, the board of directors adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule “C”. In order for the Advance Notice Policy to remain in effect following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote.

The purpose of the Advance Notice Policy is to provide the framework for director nominations by establishing a notice period by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and setting forth the information that a shareholder must include in the notice to the Company for the director nominee to be eligible for election at such meeting of shareholders.

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be in full force and effect in accordance with its terms and conditions following the termination of the Meeting, and the Company will amend its Articles to formally include the terms and conditions of the Advance Notice Policy. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards (which changes will require subsequent ratification by shareholders).

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution that:

1.	the Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated March 24, 2015 be and is hereby ratified, confirmed and approved;

2.

the board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board unanimously recommends that shareholders vote FOR approval of the Advanced Notice Policy Resolution and related amendment to its articles. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the approval of the Advance Notice Policy Resolution and related amendments to its articles.

Advisory Vote on the Company’s Approach to Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders. A detailed discussion of the Company’s executive compensation program is provided under “Compensation” of this Information Circular. Shareholders are asked to consider that disclosure in detail as at the Meeting, shareholders have a formal opportunity to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2015 annual general and special meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. However, the Board and the Human Resources Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see “Statement of Executive Compensation” for details regarding the compensation philosophy and guidelines of the Board).

The Board unanimously recommends that shareholders vote FOR approval of the non-binding resolution on executive compensation. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR approval of the non-binding resolution on executive compensation.

Shareholder Proposals

Primero values the feedback of all of its stakeholders and believes that open and transparent communication with our stakeholders offers important insight that helps us to continually improve for the benefit of all stakeholders. Communication with our shareholders is of particular importance to us and Primero recognizes that the Meeting offers eligible shareholders an opportunity to express their views, not only to the Company, but also to other shareholders. In December, 2014, Primero received a request from Montrusco Bolton Investments Inc. (“Montrusco”) to include certain shareholder proposals to be voted upon at the Meeting. In February 2015, the Chairman of the Board, the Chief Executive Officer and the Chief General Counsel and Corporate Secretary met with Montrusco to discuss their proposals, which focused on executive compensation governance and execution of strategy, and to explain the Board’s philosophy and the Company’s policies and practices in these matters. One proposal submitted by Montrusco was a “Say on Pay” advisory vote, which the Board had already resolved to submit to Primero’s shareholders (see above “Advisory Vote on the Company’s Approach to Executive Compensation”). Montrusco endorses the Company’s “Say on Pay” advisory vote and has withdrawn that proposal.

In its pursuit to deliver sustainable long-term value, the Board is unequivocally supportive of the establishment and maintenance of high standards of governance and appropriate policies and programs which assure the alignment of management behaviour with the interests of its shareholders. The Board views this as essential business practice and has always sought to focus the Company’s strategy, actions and compensation structure on long-term growth and sustainable value creation. In 2014 and early 2015, the Board adopted a number of governance enhancements reflective of this commitment, including its adoption of a “Say on Pay” advisory vote, enhancement of its Share Ownership Guidelines for Directors and Officers with an explicit prohibition of hedging against a decrease in value of the Company’s equity securities, adoption of a Claw-Back Policy as well as a Diversity Policy and inclusion of a policy on Director Term Limits within the Board Guidelines. (See “Governance”).

Three of these governance initiatives (the share ownership guidelines, the anti-hedging policy and the claw-back policy) were the subject of Montrusco’s proposals, and their proposals were received as thoughtful input by the Board as it considered appropriate governance enhancements. As the Board’s governance policies met the intent and substance of Montrusco’s proposals, Montrusco supports them. Recognizing the importance of governance and shareholder engagement, rather than withdraw these three shareholder proposals, they are being presented to the Company’s shareholders as an advisory vote. The Board unanimously recommends that shareholders vote FOR approval of Proposal 1 (Compensation Clawback Provision), Proposal 2 (Minimum Share Ownership for CEO) and Proposal 3 (Anti-Hedging Proposal) as detailed in Schedule “D”. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR such shareholder proposals. While the results of the vote will not be binding on the Board, the Board will give consideration to the results thereof in its future assessment of these governance policies. All such proposals are set out in Schedule “D”.

A fourth Montrusco proposal relates to the application of Rechtsstaat Standards for International Investments and is included in Schedule “D”. The Board unanimously recommends that shareholders vote AGAINST such proposal for the reasons set out in Schedule “D”. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy AGAINST such shareholder proposals.

SECTION 3: GOVERNANCE

Governance and Nominating Committee Report

Primero’s Governance and Nominating Committee is pleased to present the following disclosure of Primero’s corporate governance practices. As a company that is committed to creating sustainable long term value for the benefit of all stakeholders, Primero understands that it must lead with its governance practices. In this spirit, Primero seeks to maintain governance practices that reflect standards that meet or exceed those of its peers, reflect governance best practices for a company such as ours, and establishes the foundation to sustain the larger, mature organization that Primero intends to become. We believe that good governance supports more consistent, sustainable, superior performance.

In 2014, the Governance and Nominating Committee focused on governance initiatives that reflect Primero’s commitment to aligning with our shareholders’ interests, including the introduction of a “Say on Pay” advisory vote, adoption of our Advance Notice Policy now being submitted to shareholders for their approval, implementation of an executive bonus claw-back policy and inclusion of an anti-hedging policy in our Share Ownership Guidelines. We thoroughly considered director term limits and diversity among executive officers and directors in view of changing regulatory requirements, and developed policies to articulate the Company’s position on these matters which are now reflected in our Board Guidelines and Diversity Policy.

Among the committee’s annual responsibilities, we reviewed board structure and composition, and considered its independence and effectiveness, oversaw the 2014 board self-evaluation process, and recommended nominees for election to the board. In conjunction with the Human Resources Committee, we considered and made recommendations to the board of directors in respect of director compensation which maintained director compensation the same in 2014 as in 2013.

As Primero has grown in size and diversity, Primero’s governance practices and policies evolved to provide enhanced transparency, integrity, principled action, risk oversight and stakeholder engagement, appropriate to its new profile. Primero’s corporate governance practices are described in detail below. The Governance and Nominating Committee believes that Primero’s corporate governance provides a governance framework that provides transparency and confidence to our shareholders.

Sincerely,
Governance and Nominating Committee
Grant Edey, Chair, Governance and Nominating Committee

Governance Overview

The board of directors is committed to acting in the best interests of the Company and its stakeholders. The Board fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of our corporate governance practices. Detailed information on the Audit, Human Resources, Governance and Nominating and Corporate Responsibility Committees, can be found under the heading “Board Committees” of this Information Circular.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following disclosure has been prepared under the direction of the Governance and Nominating Committee and has been approved by the Board. Below is a summary of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the TSX and the NYSE rules.

The Company’s key corporate governance practices and strengths include the following:

Governance Practices
Size of Board	9
Number of Independent Directors (%)	8/9 (89%)
Fully Independent Audit, Human Resources and Governance and Nominating Committees	YES
Majority of Independent Directors on All Other Committees	YES
Annual Election of Directors	YES
Average Tenure of Director Nominees (years)	5.3
Average Age of Director Nominees	59
Mandatory Term Limits for Directors	NO
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & CEO	YES
In Camera Sessions of Independent Directors	YES
Share Ownership Policies for Directors and Executives, including anti-hedging	YES
Board Orientation/Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Executive Compensation Claw-back Policy	YES
Diversity Policy	YES

Corporate Governance Practices

Board of Directors

The Board facilitates the exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. For information regarding independence of director nominees, see “Business of the Meeting - Election of Directors”.

Exercise of Independence by the Board

At most scheduled Board meetings, the independent directors meet in the absence of management and non-independent directors, typically at the conclusion of the meetings. In late 2014, the Board commenced the practice of also starting the meeting in the absence of management and non-independent directors. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Chairman may request one or more members of management or non-independent directors to withdraw during the discussion of that matter. The Chairman may also call meetings of independent directors at the request of any independent director, on his own initiative, or in a situation whereby a conflict of interest arises with any director and such director should abstain from any vote regarding such matter.

The meetings of independent directors are chaired by the Chairman. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. When such meetings are held at the commencement of the meeting, independent directors are able to discuss matters preparatory to the meeting and, when held at the conclusion of the Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting. During 2014, independent directors met, without management or non-independent directors present, all in-person Board meetings.

The independence of the Board is also fostered in the following ways:

•	There are no members of management on the Board (or otherwise non-independent directors) other than the Chief Executive Officer;

•	Special meetings of the Board may be held at any time at the call of any two directors;

•	No two directors may sit together on the Boards of two or more reporting issuers (including Primero) without the approval of the Board;

•	Individual directors may engage outside advisors (including a legal advisor) to assist them on matters involving their responsibilities, at the expense of the Company, provided that the approval of the Chairman is obtained; and

•	The Chief Executive Officer’s compensation is considered, in his absence, by the Human Resources Committee and by the Board at least once a year.

Other Reporting Issuer Experience

The Company acknowledges that its directors gain a benefit from service on boards of other companies, to the extent such service does not conflict significantly with the interests of the Company. The Governance and Nominating Committee evaluates the nature of and time involved in a director’s service on other boards to determine if an individual director is suitable for election or re-election. Please refer to a particular director’s Profile (See “Business of the Meeting - Election of Directors”) for information regarding other public directorships.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person (although attendance by telephone is acceptable in appropriate circumstances), to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2014.

	Number of Board	Number of Board	Individual
Name	Meetings	Meetings Attended	Attendance Rate
WADE NESMITH	9	9	100%
JOSEPH CONWAY	9	9	100%
DAVID DEMERS	9	9	100%
GRANT EDEY	9	9	100%
ROHAN HAZELTON	9	9	100%
TIMO JAURISTO	5	3(1)	60%
EDUARDO LUNA	9	8(2)	89%
ROBERT A. QUARTERMAIN	9	9	100%
MICHAEL RILEY	9	9	100%
BRAD MARCHANT	9	8(3)	89%

________________ Notes:
(1)	Mr. Jauristo served as a director from August 25, 2010 to May 7, 2014. He did not stand for re-election at the Company’s annual general meeting on May 8, 2014.
(2)	Mr. Luna was unable to join one meeting due to illness.
(3)	Mr. Marchant was unable to join one meeting due to scheduling conflicts.

Mandate and Charters

The Board has developed and approved a written mandate for the Board, formal charters for each Committee and position descriptions for each of the positions of Board Chair, Committee Chairs, and Chief Executive Officer. Copies of the Board mandate, Committee charters and position descriptions can be found on the Company’s website at www.primeromining.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. Among other things, the Board is responsible for the following matters:

•	strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans,

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures;

•	financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation;

•	business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

•	policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, the Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

A copy of the terms of reference for the Board, setting out its mandate and the duties and responsibilities of its members, is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “E” to this Information Circular.

Board Committees

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources Committee, (c) the Governance and Nominating Committee, and (d) the Corporate Responsibility Committee. The Audit Committee, the Human Resources Committee and the Governance and Nominating Committee are each comprised solely of independent directors. For more information regarding the composition and frequency of meetings for each board committee for the year ended December 31, 2014, see “Business of the Meeting - Election of Directors”.

Audit Committee

Chair:	Michael Riley
Other Members:	David Demers
Grant Edey
Rohan Hazelton (resigned from the Audit Committee effective August 6, 2014)

The Audit Committee is currently comprised of three directors, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and US securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations.

The committee acts pursuant to its charter which is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “F” to this Information Circular.

The charter is reviewed by the committee and Board on an annual basis, with amendments made and approved as required to comply with regulatory developments and meet the needs of the Company as it grows and develops. The charter is the basis on which the committee plans and executes its workload throughout the year. On an annual basis the committee reports its compliance with the charter to the Board.

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor during 2014.

Human Resources Committee

Chair:	David Demers
Other Members:	Michael Riley (appointed to the Committee on May 7, 2014)
Robert Quartermain
Timo Juaristo (member until May 7, 2014)

The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer and Chairman and leads the annual evaluation process of performance of the Chief Executive Officer and Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Stock Option Plan, the Directors’ PSU Plan, the 2010 PSU Plan and the 2013 PSU Plan (defined under “Compensation – Executive Compensation – Long-Term Incentives - Equity Based Compensation). For more information regarding the Human Resources Committee, see “Compensation”.

Governance and Nominating Committee

Chair:	Grant Edey
Other Members:	David Demers
Robert Quartermain

The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Corporate Responsibility Committee

Chair:	Rohan Hazelton
Other Members:	Eduardo Luna
Brad Marchant

The Corporate Responsibility Committee assists the Board in overseeing the Company’s (i) environmental, safety and health, and corporate social responsibility policies and programs, and (ii) environmental, safety and health, and corporate social responsibility performance. As part of its mandate, this Committee, among other things, may make recommendations, where appropriate, to the Board and/or management respecting corporate policies and activities as they relate to health, safety and environmental matters, and recommend programs in connection with social issues affecting communities where the Company conducts operations.

Position Descriptions

Set out below are brief descriptions of the mandate of certain positions. The Governance and Nominating Committee annually reviews the position description for the Chairman, Lead Director1 and Committee Chairs. The Human Resources Committee annually reviews the position description for the Chief Executive Officer.

The Chairman

The Chairman’s general mandate is to ensure the effective and independent conduct of the Board. The Chairman manages the affairs of the Board and monitors its effectiveness, sets agendas and manages meetings of the Board. The Chairman assists the Chief Executive Officer in executing his general mandate to implement the Company’s strategic and operating plans and to enhance shareholder value.

The Chief Executive Officer

The Chief Executive Officer’s general mandate is to implement the Company’s strategic and operating plans and to enhance shareholder value. The Chief Executive Officer is responsible for the overall day-to-day management of the Company and the implementation of policies, and strategy of the Company.

The Committee Chairs

The general mandate of a committee chair is to plan and chair meetings of committee members to ensure the committee fulfills the duties and responsibilities delegated by the Board. The chair of each committee leads the committee in undertaking its duties and responsibilities, sets agendas for, and chairs, meetings, and ensures the committee is composed of members with the appropriate skills and experience.

Orientation and Continuing Education

The Governance and Nominating Committee is responsible for establishing and monitoring the orientation and continuing education of directors. The committee, in conjunction with the Chairman and the Chief Executive Officer, is responsible for orientation of new directors. The orientation program includes the provision of written information about duties and obligations of directors generally and the business and operations of the Company, documents from recent Board meetings and opportunities to meet with senior management, other directors and the Chair of the Audit Committee. The Chairman meets with each new director to discuss the Company, the Board and the responsibilities of directors. Each new director will be provided with a copy of the Board Manual, which contains the charters of each committee as well as all corporate governance-related policies.
_______________________________

[1]

Effective March 16, 2015, the role of Lead Director was eliminated as the Chairman, Mr. Nesmith, then became independent within the requirements of the Company’s Board Guidelines and in accordance with NI 58-101.

Directors are provided with regular investor relations reports about the Company and its competitors, as well as copies of analysts’ reports. The Board holds an annual strategy session and all directors have been provided with the opportunity to visit the Company’s operations.

The Governance and Nominating Committee facilitates continuing education of all directors by periodically canvassing the directors to determine their training and education needs and interests, arranging opportunities for directors to visit the Company’s facilities and operations on an annual basis, arranging for attendance by directors at seminars or conferences of interest and relevance and facilitating presentations by outside experts to the Board or Committees on relevant matters.

Nomination of Directors

The Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for identifying, screening and recommending eligible nominees for election as directors. A more full description of the responsibilities of this committee is set out under “Governance and Nominating Committee” above.

The Governance and Nominating Committee will annually review the general and specific criteria for candidates to be considered for nomination as directors, with a view to ensuring the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and business operations of the Company. As part of this process, the committee will consider the competencies and skills required by the Board as a whole and the particular competencies and skills that each current director possesses along with the diversity values of the Company as reflected in the Diversity Policy (See “Corporate Policies - Diversity Policy”). The review will take into account the diversity of background, skills and experience of the directors, being the key characteristics that the committee believes are required for effective Board participation. All directors are encouraged to identify potential candidates and the Chief Executive Officer is asked to provide comment.

The committee will screen all potential nominees and review their individual characteristics and skills against the identified criteria and bearing in mind competencies and skills that may be lacking in the current makeup of the Board. Consideration will also be given to the perceived ability of a nominee to devote the time and effort needed to fulfil his or her duties as a member of the Board. Where necessary the Committee may also engage search firms to seek out candidates for Board positions.

The Governance and Nominating Committee reviewed the qualifications of the current directors, all of whom have been nominated for election as directors in 2015, against the mix of skills and experience that it determined best for the Company and concluded that there are currently no gaps in skills or experience that need to be filled.

Assessments and Performance Reviews

The Governance and Nominating Committee conducts an annual review of the performance of the Board and the Board committees. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis to evaluate the Board as a whole as well as the Board committees. The questionnaire asks directors to evaluate the Board’s composition, function and meetings. In addition, each committee is evaluated with respect to its understanding of its role and responsibilities, the involvement of each committee member, its composition, and conduct of meetings. Finally, each director is interviewed by the Chairman with respect to board function and individual director performance.

The questionnaires are prepared, sent by and summarized by the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee discusses the results of the assessments, and the Chair of the Governance and Nominating Committee then presents a final report to the Board.

Term Limits

The Company believes that imposing term limits on its directors would be unduly restrictive and not in the best interests of the Company, and could become an arbitrary mechanism for removing directors which could result in valuable and experienced directors being forced to leave the Board solely because of length of service. Therefore, the Company has decided not to adopt specific term limits for the directors on its Board, but rely instead upon effective annual assessments to ensure the ongoing efficacy of individual directors and the Board and its committees as a whole.

Furthermore, the Board Guidelines provide for a more comprehensive evaluation of its Directors every five years. Additional information relating to the Board Guidelines can be found on the Company’s website at www.primeromining.com.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company, its directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Employees are required to sign the Code when they are engaged. The full text of the Code may be viewed on the Company’s website at www.primeromining.com.

The Board is not aware of any departures from the Code during 2014. The Board monitors compliance with the Code by conducting an annual online survey of all supervisors, management, executives and directors, which the survey verifies, among other things, that the respondent is aware of, and had reviewed the Code, and where necessary has reported any deviations from the Code.

Directors and officers who have a material interest in any transaction or agreement to which the Company is a party are expected to disclose that interest to the Board and, in the case of a director who has a disclosable interest under the BCA, is not entitled to vote on the matter at meetings of the Board. As part of the orientation process, directors are provided with information regarding conflicts of interest. In instances where the Board deems it necessary, a committee of independent directors may be struck and delegated the authority to deal with a particular matter.

The Company has also adopted a Whistleblower Policy and monitored reporting system to complement the Code. The Whistleblower Policy provides a mechanism for agents, suppliers, service providers, directors, officers, and employees of the Company or any subsidiary who believe that a violation of the Code has occurred or who have good faith concerns regarding various matters (including financial statement disclosure issues, accounting matters, internal controls, fraud and misrepresentations) to report the violation or concerns. Where the reporting person does not wish to, or is not able to, discuss a concern with his or her immediate supervisor, they may use an anonymous and confidential reporting system that allows for anonymous reporting via the internet, telephone or mail, in multiple languages. This system provides immediate notice of a report to the Chair of the Audit Committee and the Chief General Counsel. In the event the reporter is reporting matters which may involve senior management, they may designate it as ‘sensitive’, and it is then only viewed by the Chair of the Audit Committee and another independent director. Upon review and investigation of reported matters, the Company may take corrective and disciplinary action, if appropriate.

In addition, in 2014 the Company initiated a training program to provide officers and directors and designated management and advisors, with an understanding of applicable anti-corruption laws and the requirements of the Company’s policies respecting anti-corruption matters.

Corporate Disclosure Policy

The Board has approved a Disclosure, Confidentiality and Insider Trading Policy, which is intended to ensure that all material information relating to the Company is communicated appropriately, and in a timely manner, to the public and shareholders. This policy also applies to the dissemination of annual and quarterly reports, news releases and other reports. The Disclosure, Confidentiality and Insider Trading Policy may be viewed on the website at www.primeromining.com. In addition to annual general meetings, meetings between management of the Company and various investors and investment analysts occur occasionally, all of which will be governed by the above policy.

Other Corporate Policies

During 2014, the Board worked closely with management to develop a number of new policies not only to maintain compliance with evolving regulatory requirements but also to continuously improve the Company’s governance practices in line with current market views of governance best practices. A description of these new policies is set out below.

Advisory Vote on Executive Compensation

Recognizing that practices and policies related to executive compensation are continually evolving and that such matters are of particular concern to shareholders, the Board undertakes an annual review of the Company’s compensation practices and policies to ensure that they are effective in achieving the Company’s objectives and creating long term sustainable value for shareholders. The Board has also acted on its commitment to shareholder engagement by implementing an annual advisory vote on executive compensation, known as “Say on Pay” with the purpose of allowing a voice in matters pertaining to executive compensation.

Diversity Policy

The Company has adopted a Diversity Policy in recognition of the benefits of having a board of directors and executive officers comprised of highly talented and experienced individuals who are diverse in a broad array of attributes and who reflect the demographics of the communities in which the Company operates.

Recognizing the challenges of identifying a qualified pool of candidates that adequately reflect the Company’s diversity values combined with the required professional skills, the Company decided not to adopt specific targets for the Board or the executive team but instead it has committed to promote its objectives by, among other things, considering individuals who are highly qualified, based on their talents, experience, expertise taking into consideration the Company’s current and future plan objectives; considering the level of representation of women on the Board or in executive officer positions and engaging qualified independent external advisors to assist the Board in conducting its search for director candidates.

The table below shows the number of women on the Board and in Executive officer positions, evidencing the efforts of the Company to promote the participation of women at all levels within its structure.

	Total # Members	Female Members	Percentage of Female Members
Board of Directors	9	0	0%
Executive officers	10	4	40%
Total	19	4	21%

Executive Compensation Claw-Back Policy

The Company has adopted an executive compensation claw-back policy in order to mitigate the risks associated with the Company’s compensation programs.

The policy would allow the Company to recoup the entire amount of any incentive compensation paid to an executive where the compensation would have been lower if the financial results of the Company had been properly stated.

Advance Notice Policy

As part of the high standard of governance mechanisms and practices of the Company, the Company has adopted an “Advance Notice Policy” with the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors.

The Advance Notice Policy provides a framework for director nominations by establishing a notice period by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and also sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form, in order for any director nominee to be eligible for election at any annual or special meeting of the shareholders.

The Policy allows the Company a reasonable opportunity to assess the qualification and suitability of director nominees and to respond, as appropriate, in the best interests of the Company. It also allows the shareholders a reasonable opportunity to evaluate all proposed director nominees and the Board’s recommendation in order to make an informed vote.

Share Ownership Guidelines for Directors and Officers

In an effort to further align the interests of directors and officers of the Company with those of the Company’s shareholders, Primero has implemented a set of guidelines for the ownership of shares by directors and officers (refer also to “Compensation” for a discussion of Primero’s compensation philosophy and practices that align executive officers’ interests with shareholders’ interests).

The guidelines also prohibit officers and directors from engaging in hedging against decrease in market value of the Company’s securities. For information on the requirements of this policy, and directors’ and officers’ compliance therewith, see “Compensation – Compensation Governance and Overview – Risk Assessment – Share Ownership Guidelines for Directors and Officers”.

SECTION 4: COMPENSATION

Human Resources Committee Report

On behalf of the Board of Directors, Primero’s Human Resources Committee is pleased to present Primero’s 2015 Statement of Executive Compensation.

Primero made great strides last year toward its goal of becoming a leading intermediate gold producer in the Americas, delivering sustainable, superior value for all stakeholders through low-risk exposure to gold. Primero’s operations team delivered record production at San Dimas, our platform mine in Mexico, and we acquired a strong second mining asset in Ontario to achieve our goal of diversifying our geographical assets and expanding our growth platform. Our operations team is now underway with optimization and development of the Black Fox mine as we have done with San Dimas over the past few years.

Primero’s consistent focus on optimization and execution resulted in solid operating results, increasing production by 57% over 2013, within our production and cash cost guidance. However, it was a challenging year in the gold mining industry, with volatile commodity prices and company valuations throughout the year. In the face of this, Primero’s total shareholder return (“TSR”) over the last three years2 was 38%, compared to its peer group of -42%, and one year TSR was -4% compared to the peer group of 0%. Despite this performance and our strong operating results, circumstances led to asset impairment charges associated with share price appreciation early in the year, followed by early depletion of the Black Fox open pit and a decision to delay construction of the Cerro del Gallo project in current market conditions.

These two paragraphs illustrate the dilemma facing boards establishing compensation for executives in these turbulent markets. On the one hand, we are proud of the team’s successful execution of major elements of our long-term strategic plan, and we believe long-term sustainable value has been built over the past three years. Primero is indeed emerging as a leading intermediate gold producer, with a strong platform for growth. On the other hand, in a context of falling commodity prices and volatile markets, with negative absolute shareholder return, we need to link compensation to absolute performance.

We do this in several ways, reinforcing what we believe is a fair balance between linking compensation to performance while still providing a powerful tool for recruitment and retention of key leadership. In 2014 we lost one key executive to a competitive position, and one due to the closing of our Vancouver office, and we recruited two new C-suite executives and two vice presidents. We believe that the quality of individuals hired for these roles reflects a competitive and equitable compensation program,- is within reasonable market ranges and gives management the needed flexibility to retain and recruit critical talent.

In order to align compensation with shareholder interests, we have established high levels of “at risk” compensation at the executive level. Typically 65%-80% of annual compensation is variable and “at risk”. Furthermore, 44% to 53% of this total annual target compensation is delivered in the form of long term equity units, which completely align long term shareholder value creation with the actual compensation delivered to the executive team.

The negative absolute 2014 TSR performance, among other metrics, resulted in lower short-term incentive awards for executives in 2014 compared to the previous year, and negatively affected the realizable value of long-term equity-linked incentives. This is by design and we believe illustrates the strong linkage between executive pay and shareholder experience.

The committee also reviews director compensation and works with the Governance and Nominating Committee to make recommendations on director fees and long-term equity grants. In the context of current market volatility, and to support “tone at the top”, director compensation in 2014 was maintained the same as in 2013. The majority of director compensation is in the form of share units, which aligns the Board with shareholder interests in long-term value creation.

___________________
[2]	Period ending December 31, 2014

Compensation and governance principles continue to evolve and Primero has adopted three new policies in line with new thinking on best practices:

•	We are introducing an advisory “Say on Pay” shareholder vote;
•	We have implemented an executive bonus claw-back policy in the event of fraud or other intentional misconduct resulting in a material misstatement of financial results; and
•	We have adopted an anti-hedging policy in our executive Share Ownership Guidelines.

     Our executive compensation program and practices also reflect our commitment to alignment with shareholder interests. In view of the uncertain economic outlook at the end of 2013 and early 2014, Primero executive base salaries for 2014 were maintained at the 2013 level, below peer salary mid-points, and the total compensation package was shifted toward at-risk compensation with 2014 target total compensation being 65% to 79% at-risk to the executive. Director compensation for 2014 was similarly maintained at the 2013 level.

     Primero’s executive compensation program and practices are described in detail below. The Human Resources Committee believes that Primero’s compensation governance as well as its compensation program and practices provide transparent and effective support for the attainment of Primero’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

     Sincerely,
     Human Resources Committee
     David Demers, Chair, Human Resources Committee

Compensation Governance and Overview

Objectives and Philosophy of Compensation Program

The Company operates a complex business in a highly competitive market for experienced executives. We compete with other, larger industry competitors to deliver superior value. Primero’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Primero’s shareholders. Typically, being competitive entails targeting overall compensation between the median and 75th percentile of our peer comparator group.

Delivering better-than-average results depends on the quality of our people, a strong strategic plan, successful execution against the plan focusing on key value drivers, and flexible leadership in the face of market surprises. Compensation principles need to balance the short and long term objectives of our strategic plan and recognize the challenge of retention and motivation in cyclical downturns. We want to align executives with shareholder interests using metrics such as one-year and three-year total shareholder return, and long-term equity-linked compensation incentives that will vary in value with Primero’s long term share price performance. As a commodity-based business, Primero’s share price is heavily influenced by the price of gold. Primero therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence.

The primary objectives of Primero’s executive compensation program are to attract, motivate and retain the top-quality, experienced executives essential to building the leadership team that can deliver long-term superior value creation, mitigating risks that might undermine value achieved. Essential to these core objectives are the following elements:

•

To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, in 2014, NEO compensation was structured so that the “at risk” component represented between 65% of total target and 79% (at the CEO level). Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met. This element is typically 20-25% of total targeted compensation.

•	To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term value creation, and support retention. This element is delivered primarily through share units and stock options granted to vest over three and five years, respectively. Typically, our NEO’s see the majority of their compensation in the form of long term equity.

The Company’s executive compensation program emphasizes performance-based incentives that reward its executives for the achievement of specific annual and longer term business goals including year over year improvements in core metrics. Given this emphasis, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Primero operates in a commodity business with substantially all of its cash flow derived from the sale of gold and silver. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Primero’s incentive programs focus on long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance. Furthermore, to support long-term value creation, precious metals companies are required to make significant substantial and sustained investment in exploration and development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to reward success in initiatives that support long-term performance as well as short term metrics.

Primero’s approach to executive compensation is successful in achieving its objectives of attracting, retaining and motivating top quality executives while fully aligning executive officers’ interests with those of the Company’s shareholders. The table below demonstrates this by plotting annual shareholder return over aggregate yearly take home compensation and change in value of equity-based compensation(1) for the senior executive positions of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief General Counsel for 2012 through 2014.

Notes:

(1)

Compensation values in thousands of dollars. Executive compensation values are annualized for any data that reflected a partial or prorated year. Data for 2014 is based upon David Blaiklock as CFO and Renaud Adams as COO. Change in value of equity-based compensation is calculated as follows:

i.

Stock options – in the year of grant it is the difference between the exercise price and market price of the Company shares at December 31 multiplied by the number of stock options outstanding, never being less than zero. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of stock options outstanding, never being less than zero.

ii.

PSUs -in the year of grant it is the difference between the grant date price and market price of the Company shares at December 31 multiplied by the number of PSUs outstanding. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of PSUs, unless the PSUs have vested, in which case it is the difference in market price from December 31 and the payout value multiplied by the number of PSUs paid out.

Role of the Human Resources Committee

The Human Resources Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations on these matters to the Board for approval. The Committee periodically reviews other significant human resources matters such as executive succession plans and terms of employment.

The Human Resources Committee is comprised of three independent directors who meet at least twice annually: David Demers (Chair), who has served on this committee since July 2010, Michael Riley, who has served on this committee since May 2014, and Robert Quartermain, who has served on this committee since July 2010. Each member has experience in executive compensation by virtue of his experience as current or former director or officer of a public corporation (see “Election of Directors – Principal Occupation, Business or Employment of Nominees”). The Board believes the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

In support of the fulfillment of their role, the Human Resources Committee engages and receives the input of an external independent advisor skilled in executive compensation matters, with knowledge of the mining industry, Roger Gurr & Associates (the “Consultant”, see “Statement of Executive Compensation – Compensation Governance and Overview – Role of the Third Party Compensation Advisor”). The Human Resource Committee’s role in connection with director compensation matters is exercised in conjunction with the Governance and Nominating Committee (see “Governance – Corporate Governance Practices – Board Committees”). For compensation matters pertaining to executive officers other than the Chief Executive Officer (the “CEO”), the Committee fulfills its responsibilities in consultation with the CEO (see “Compensation Governance and Overview – Role of the Chief Executive Officer”). The Committee reviews recommendations made to it and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Human Resources Committee has regard to a number of factors including:

•	recruiting and retaining executives critical to the success of Primero and the enhancement of shareholder value;

•	providing fair and competitive compensation that provides pay for performance;

•	aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	available financial resources and the economic outlook affecting Primero’s business.

With respect to the financial year ended December 31, 2014, the Human Resources Committee recommended to the Board and, upon its further consideration, the Board approved:

•	that the Company maintain the overall compensation philosophy and approach consistent with that of prior years;

•	in conjunction with the Governance and Nominating Committee, the components and amounts of cash and equity-linked compensation for directors for 2014 and the approval of their grants of equity-based compensation pursuant to the Directors’ PSU Plan;

•	that the Company approve certain achievement factors and performance weightings in its annual performance-based cash incentives program for 2014;

•

in consultation with the CEO, in respect of non-CEO executives, the amounts of 2014 annual performance-based cash incentive awards, the 2015 base salaries and 2015 long-term incentive grants under the 2013 PSU Plan and the Stock Option Plan; and

•

following the annual CEO performance evaluation, the amounts of the CEO’s 2014 annual performance-based cash incentive award, 2015 base salary and 2015 long-term incentive grant under the 2013 PSU Plan and the Stock Option Plan.

Subsequent to the financial year ended December 31, 2014, the Human Resources Committee:

•	recommended that awards that vest under the 2013 PSU Plan in 2015 should be satisfied by the issuance of equity unless the Board determines otherwise;

•	in conjunction with the Governance and Nominating Committee, made recommendations to the Board respecting directors’ compensation for 2015;

•

in conjunction with the Governance and Nominating Committee, made recommendations to the Board respecting the submission to shareholders of a “Say on Pay” advisory vote, and adoption of anti- hedging and claw-back policies applicable to executives; and

•	reviewed the Human Resources Committee’s Terms of Reference and the results of the Human Resources Committee’s annual self-evaluation process.

The complete Terms of Reference for the Human Resources Committee are available on Primero’s website under the “Corporate Governance” tab.

Role of the Chief Executive Officer

The Chief Executive Officer plays a role in executive compensation decisions by:

•	making recommendations to the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	making recommendations to the Human Resources Committee regarding the annual objectives for the other executive officers and providing assessments of their performance relative to such objectives; and

•	making recommendations to the Human Resources Committee regarding executive officer base salary adjustments, target annual performance-based cash incentive awards and actual payouts, and long-term incentive awards in the form of PSU grants and stock options.

Role of Independent Third Party Compensation Advisor

During the financial year ended December 31, 2014, the Human Resources Committee retained Roger Gurr & Associates, the Consultant, an independent third party compensation advisor, to assess the Company’s approach to executive and director compensation including associated risk implications (see “Statement of Executive Compensation – Compensation Governance and Overview – Risk Assessment”). The Consultant was originally retained in 2010 and has been re-engaged on an annual basis since then, following assessment and consideration by the Human Resources Committee. In reappointing the Consultant, the Human Resources Committee considered and was satisfied that the Consultant is independent of the Company and possesses the appropriate expertise to advise the committee on matters within its mandate. The Consultant’s 2014 report dated October 12, 2014, updated as of January 2, 2015 (the “Consultant’s 2014 Report”), provided guidance regarding executive and director compensation for 2015.

For the financial years ended December 31, 2014 and 2013, the Company paid the Consultant $40,800 and $28,500, respectively, as detailed below:

	Fees Paid to	Fees Paid to
	Consultant in Year	Consultant in Year
	Ended	Ended
Nature of Services	December 31, 2014	December 31, 2013

Executive Compensation-Related Fees(1)	$40,800	$28,500

All Other Fees(2)	Nil	Nil

Total	$40,800	$28,500

___________________ Notes:
(1)	“Executive Compensation-Related Fees” include the aggregate fees billed by the Consultant for services related to determining compensation for the Company’s directors and executive officers.
(2)	“All Other Fees” include the aggregate fees billed for all other services provided by the Consultant that are not Executive Compensation- Related Fees.

Based upon a review of compensation strategies of similar mining companies, the Consultant’s 2014 Report recommended an overall compensation strategy for 2015 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of PSUs and/or stock options. The Human Resources Committee considered the Consultant’s 2014 Report and advice, and its recommendations are reflected in the executive compensation program described below.

Elements of Executive Compensation

As described above, Primero’s compensation program has three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of phantom share units (“PSUs”) under the 2013 Phantom Share Unit Plan and stock options under the Stock Option Plan (see “Long Term Incentives – Equity Based Compensation”). In addition, Primero offers standard benefits, including medical and dental, long-term disability, life insurance and group RRSP contributions which in the aggregate are important employment conditions, although not material in relation to overall value of the compensation package. The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.

Element of		Relationship to Corporate	Target Percentage of	Element ‘At-
Compensation	Description	Objectives	Total Compensation	Risk’ or Fixed

Base Salary	Base salaries are fixed to be	Competitive base salaries	21% – 35% (CEO)	Fixed
	competitive considering	enable the Company to
	individual experience and	attract and retain highly
	contribution to the Primero	qualified executives and
	leadership team, and are	provide essential stability in
	used as the base to	times of market volatility.
determine the value of other
elements of compensation
and benefits.

Element of		Relationship to Corporate	Target Percentage of	Element ‘At-
Compensation	Description	Objectives	Total Compensation	Risk’ or Fixed

Annual Performance-	Annual performance-based	Short-term milestone goals	21% (CEO) – 26%	At-Risk
Based Cash Incentives	cash incentives are a	typically represent a
	variable element of	balanced portfolio of
	compensation designed to	metrics with a one-year
	reward executive officers	horizon. They are
	for achievement of annual	structured to balance
	milestones consistent with	elements that are within the
	the long term strategic plan.	control of management (for
	Typically, a significant	example, production;
	portion is set as a corporate	safety; development
	performance factor, with a	milestones) with external
	portion established for	factors (financial metrics
	individual performance	including operating income,
	metrics.	which is influenced by
metals prices, and TSR,
which is influenced by
short term market sentiment).

Long-Term Equity	PSUs and stock options are	Long-term incentives	44% – 53% (CEO)	At-Risk
Incentives	a variable element of	encourage executives to
	compensation intended to	focus on consistent value
	reward executive officers	creation over the longer
	for success in achieving	term (3 years in the case of
	sustained shareholder value	PSUs and up to 5 years in
	reflected in stock price. As	the case of stock options).
	these grants vest over a	Equity grants fully align
	three year period, they are	the interests of executives
	also important for executive	with long-term interests of
	retention.	shareholders since the
received value is dependent
on absolute future share performance.

Benchmarking

As a core tenet of Primero’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high caliber executives, the Human Resources Committee relies on input from the Consultant and other outside information, including the industry insight of members of the Board. Our objective is to establish compensation levels that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. This applies both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies used in the preparation of the Consultant’s 2014 Report, the Committee and the Consultant considered the following primary factors: companies with producing gold and/or silver mines with at least two or more significant assets; companies currently developing a gold and/or silver mine with significant assets expected to be in production in the next two years; and companies with production levels (now or anticipated in the next two years) in the range of 200,000 to 800,000 equivalent ounces of gold. In addition, the following secondary factors were considered: companies with operating and/or development activities in a foreign location (i.e. other than Canada or the United States of America); companies with activities concentrated in Mexico, Central and South America; and companies with a market capitalization in the range of that expected of Primero over the next years (over $1 billion and towards $2.5 billion).

These factors changed modestly over the factors used in the prior year because Primero’s size and diversity increased when it acquired a second producing mine and exploration assets early in 2014. This resulted in the replacement of certain smaller companies with larger ones within the 2014 factors. Seven of the twenty-two companies are new in the 2014 comparator group. The Human Resources Committee annually reviews the primary and secondary factors used to determine the comparator companies each year to ensure continued appropriateness and believes that the factors applied for 2014 reflect the current profile and prospects of Primero.

The following are the comparable companies used for director and executive officer compensation matters in 2015, and are included in the Consultant’s 2014 Report: Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., B2Gold Corp., Capstone Mining Corp., Centerra Gold Inc., Coeur Mining Inc., Detour Gold Corp., Dundee Precious Metals Inc., Endeavour Silver Corp., First Majestic Silver Corp., Hecla Mining Co., Hudbay Minerals Inc., Lundin Mining Corp., Nevsun Resources Ltd.; New Gold Inc., Pan American Silver Corp., SEMAFO Inc., Sherritt International Corp., Silver Standard Resources Inc., Stillwater Mining Co., and Torex Gold Resources Inc.

It is important to remember that compensation issues come down to individual decisions and one on one negotiations with specific people. These decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including experience, tenure, and unique leadership characteristics. Our benchmarking process is a guideline to making the right decision in specific cases, not a straitjacket for compensation decisions. The Committee relies on the CEO and the HR professionals within the company for advice on management compensation, as well as the Consultant’s research and advice, and we provide our advice to the CEO, but we believe our most important responsibility is to get CEO compensation right and develop flexible but competitive compensation tools to ensure that the CEO can recruit and retain a high-performance management team that delivers sustainable value.

Risk Assessment

The Human Resources Committee considers the risk implications associated with Primero’s compensation policies and practices on an ongoing basis and as part of its annual compensation review, we obtain the input of the Consultant in respect of such risks. While the nature of the business in which the Company operates requires some level of risk taking to achieve growth of reserves and production targets in the interests of value creation, the executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. To this end, the Human Resources Committee has reviewed each of the elements of compensation and its overall compensation program and is satisfied that the executive compensation program provides the necessary framework and governance to support achievement the Company’s objectives in a risk-controlled environment, aligning the interests of executives, other key employees, shareholders and other stakeholders, including local communities in which the Company operates.

In 2014 and early 2015, the following important enhancements were made to Primero’s compensation program that support risk mitigation in its compensation policies and practices:

•	Primero replaced ‘cost per tonne’ with ‘cost per ounce’ as a corporate objective used to assess performance, thereby directing focus to profitable production and mitigating the risk of production at the expense of higher costs;

•	Primero replaced its key safety metric of ‘lost time incident frequency’ with the broader metric of ‘total reportable injury frequency rate’ to also encompass incidents of medical and modified duty;

•	In early 2015, as described below, Primero implemented a claw-back policy to recoup compensation paid to any executive that was responsible for fraud or intentional misconduct that results in materially restated financial results; and

•	Also in early 2015, as described below, Primero enhanced its Share Ownership Guidelines applicable to directors and officers to prohibit hedging against declines in value of the Company’s equity securities.

The Human Resources Committee’s risk assessment and management is based on the underlying philosophy that guides the committee in the design of the key elements of compensation as follows:

•	Provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of executive talent;

•	Appropriately balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking, while also proving an important portion of total compensation that is variable and “at risk” for the executives;

•	Strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	Defer a significant portion of “at risk” compensation to keep executives focused on continuous long- term performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business continuity and executive retention risk: total compensation is reviewed annually to ensure it remains competitive year over year;

•

Environmental and safety risk: the environment and safety are important factors used to assess the ongoing performance of the Company and have an important impact upon executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and/or safety events will adversely affect contingent compensation such as annual performance-based cash incentive awards and/or no long-term incentives awarded;

•

Cash flow risk: salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary, with the maximum annual performance-based cash incentive awards pre-determined. The only open ended award (i.e. having no payout limit) available to executives are PSUs, the payout value of which is linked to the Company’s future stock price. The Company has been reducing its use of its ‘cash only’ PSU Plan (the 2010 PSU Plan) and has determined that in 2015, PSUs issued under the 2013 PSU Plan will be paid by the issuance of shares in lieu of cash;

•

Cash flow risk associated with PSU Plans: a limited number of PSUs are available, the number issued is based upon current stock price and the life of a PSU is limited to three years. The most significant cash flow risk is associated with a rapid increase in share price over a three year period. The cash flow impact is calculated by the Company each year and amounts are accrued in the financial statements over the vesting period. While an increase in share price may be linked to the Company’s success and positive cash flows, the Company has further mitigated the cash flow risk by shifting from a PSU Plan that allowed only for cash settlement to the 2013 PSU Plan, which provides the Company with the flexibility to elect, in its sole discretion to pay out PSUs granted under it in cash, common shares, or a combination of cash and common shares. The Board has determined that PSUs granted under the 2013 PSU Plan which vest in 2015 will be settled by the issuance of common shares;

•

Stock dilution risk (from annual issuances of long-term incentives in the form of stock options or PSUs under the 2013 PSU Plan): the Stock Option Plan and the 2013 PSU Plan limit total potential dilution to 10% of the issued and outstanding Common Shares, there are target annual issuances as a percentage of salary for each executive, and each issuance has vesting provisions to defer actual dilution, while enhancing executive retention and providing a long-term focus; and

•

Inappropriate Risk Taking: Align executive interests with interests of shareholders by encouraging equity ownership through the share ownership guidelines, and mitigate incentives to undermine value through an anti-hedging policy.

Share Ownership Guidelines and Anti-Hedging Policy

Primero has long-standing Share Ownership Guidelines which set minimum shareholding requirements for directors and officers. Primero believes that these guidelines provide a further incentive to directors and executive officers to align with shareholders’ interests in the achievement of corporate objectives by encouraging economic investment in the Company. In early 2015, Primero enhanced these guidelines by adopted a formal policy disallowing directors and officers from engaging in hedging against a decrease in the value of the Company. The guidelines provide as follows:

i. Directors should hold shares in the Company having a value equal to three (3) times the then current independent directors’ annual cash retainer amount;

ii. The Chief Executive Officer should hold shares in the Company having a value equal to three (3) times his/her then current annual base salary; and

iii. Vice Presidents should hold shares in the Company having a value equal to their then-current annual base salary.

Directors and officers are expected to establish this level of shareholding in the Company within five (5) years of their appointment. Common shares held and phantom share units granted to such director or officer will be included in determining whether this policy is being met by any particular director or officer.

As of March 23, 2015, all of Primero’s executive officers and directors except Mr. Hazelton had acquired the requisite equity positions to comply with this policy. Mr. Hazelton ceased to be a shareholder nominee effective with his election at the Company’s May 8, 2014, he is still within the time period to establish the requisite shareholding level.

Executive Compensation Claw-back Policy

In early 2015, Primero’s Board formally adopted the following ‘Claw-back Policy’: If an executive is determined to be responsible for fraud or intentional misconduct resulting in a material restatement of financial results, the Board may recoup the entire amount of incentive compensation paid to the executive where the compensation would have been lower if the financial results had been properly stated.

Executive Compensation 2014

Named Executive Officers

The following individuals are the Company’s named executive officers (“Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2014:

•	Joseph Conway, Chief Executive Officer (since June 1, 2010);

•	Wendy Kaufman, Chief Financial Officer (since September 29, 2014)

•	James Mallory, Vice President, Corporate Responsibility (since March 1, 2014 );

•	David Sandison, Vice President, Corporate Development (since October 18, 2010); and

•	H. Maura Lendon, Chief General Counsel and Corporate Secretary (since March 29, 2012).

Base Salary

The Human Resources Committee reviews base salaries annually and arrives at its recommendations after reviewing the Consultant’s report and discussing current conditions with the CEO. Our guideline is to position NEO base salary within a range 20% above and below the midpoint between median and 75th percentile for comparable positions in our benchmark companies, with individual salaries set depending on a number of factors, including experience, tenure, and long term contribution to the Company. The base salary for the Chief Executive Officer is reviewed by the Human Resources Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and are recommended by the Chief Executive Officer and reviewed by the Human Resources Committee for recommendation to the Board for its approval.

In 2014, while the Human Resources Committee and the Board recognized that the Company had performed strongly in delivering on its strategic plan and strongly relative to its peers, in view of overall market conditions and the need to focus on cost controls, the Board approved no increases in respect of executive officer base salaries for 2014 over 2013 levels.

The committee monitored competitive conditions throughout 2014 and reviewed the Consultant’s 2014 Report in respect of executive officers’ base salaries for 2015. The Consultant’s 2014 Report identified that the Company’s 2014 executive officer salaries were between 7% and 21% below their target 2015 midpoints compared to the peer comparator group (see “Benchmarking” above). In 2014, as Primero faced the challenge of recruiting both a Chief Financial Officer and a Chief Operating Officer, and also filled two other key vice president roles (Vice President, Corporate Responsibility and Vice President, Human Resources), base salaries for new executives needed to be sufficiently competitive to attract and hire high calibre candidates. This also highlighted the importance of competitive compensation to support executive retention through a period of growth and transition, and the importance of maintaining a consistent approach across executives. Taking into consideration the information and recommendations of the Consultant’s 2014 Report, the Company’s and executives’ performance in 2014, as well as continuing uncertainty in the price of gold affecting the industry, the Human Resources Committee recommended, and the Board approved, that the 2015 base salary for the CEO should continue at its 2013 and 2014 level of $650,000. With respect to the other executive officers, in addition to the foregoing considerations, the committee considered the recommendations of the CEO and recommended to the Board, and the Board approved, the following increases to NEO base salaries for 2015 to restore them to competitive levels: Chief Financial Officer from $370,000 to $400,000; Vice President, Corporate Responsibility from $255,000 to $275,000; Vice President, Corporate Development from $280,000 to $320,000; and Chief General Counsel and Corporate Secretary from $315,000 to $400,000.

Annual Performance-Based Cash Incentives

Based on the Human Resources Committee’s recommendation, for 2014, the Board adopted an annual performance-based cash incentive award for executive officers based upon the attainment of annual Company and personal performance goals. The Chief Executive Officer and the Human Resources Committee may, however, exercise discretion to award exceptional performance-based cash incentives, or adjust their amount if goals have not been met due to unexpected circumstances in order to ensure that the compensation program is fairly applied.

Target Levels

Annual cash incentives are applied as a percentage to the NEO’s base salary, and assuming performance at 100% of targets, the total bonus targets are set out below:

Named Executive Officer	Target Level

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER	125%

WENDY KAUFMAN, CHIEF FINANCIAL OFFICER	70%

JAMES MALLORY, VICE PRESIDENT, CORPORATE RESPONSIBILITY	60%

DAVID SANDISON, VICE PRESIDENT, CORPORATE DEVELOPMENT	60%

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	70%

For the CEO, the annual performance-based cash incentive is determined as follows: 80% of base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 20% of base salary multiplied by the target level multiplied by the personal achievement factor. For the other NEOs, the annual performance-based cash incentive is calculated as: 70% of the NEO’s base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 30% of the NEO’s base salary multiplied by the NEO’s target level multiplied by the NEO’s personal achievement factor.

Company Achievement Factor

The Company achievement factor is based upon the following metrics and weightings:

Metrics	Weightings

Production and Costs (15% and 15%)	30%

Value Creation (15% TSR)	30%

Reserve Replacement	20%

Safety and Environment (10% and 10%)	20%

Total	100%

Various thresholds relating to the above corporate achievement categories were established and approved by the Human Resources Committee. The better the Company’s performance against those thresholds, the higher the achievement factor (ranging from 0.5, where the threshold is partially met, to 2.0, where the threshold is significantly exceeded). The Company achievement factor and the related thresholds were established with the intention that achieving an annual performance-based cash incentive would require a significant effort by NEOs and would be a challenge for the Company. For production and cash costs, the Company’s results for 2014 were compared to budget. Attaining budget would result in an achievement factor of 1.0, while performance at approximately 10% below budget would result in an achievement factor of 0.5 and performance significantly better than budget would result in an achievement factor of 2.0. The value creation factor is 50% derived from one year and three year total shareholder returns and includes components requiring subjective assessment such as management leadership development, enhancements in systems and processes, governance and social responsibility, long-term planning and cost control. The Company’s shareholder return achieved relative to its peer group, both over one and three years, comprises half of the value creation factor, and the Human Resources Committee exercises its discretion in assessing subjectively assessed value drivers, as well as considers external factors that may impact value creation that are not within management’s control, such as economic conditions, foreign exchange and commodity price influences. For reserve replacement, the reserves at December 31, 2014 were compared to those at December 31, 2013. The minimum achievement factor ranged from 0.5 for achievement of 90% reserve replacement to 2.0 for achievement of 175% reserve replacement. For the safety and environment performance, any significant violation of safety or environmental policies could result in no award for that element, and performance relative to established safety and environment targets are considered in determining the appropriate achievement factor.

For 2014, the achievement factors for the identified performance categories and the total Company achievement factor are as outlined in the table below and the discussion that follows.

			Weighted
Metrics	Weighting	Achievement Factor	Achievement Factor

Budget Production	15%	1.0	0.15

Budget Cash Costs per Ounce	15%	1.0	0.15

Value Creation	30%	1.0	0.30

Reserve Replacement	20%	0.5	0.10

Safety	10%	0.5	0.05

Environmental	10%	1.5	0.15

Total	100%		0.9

In 2014, production and costs per ounce each met budget. In respect of value creation, over the 1 year and 3 year periods ending December 31, 2014, Primero’s total shareholder return was -4% and 38% respectively compared to its peer group total shareholder return of 0% and -42%, placing Primero in the 50th percentile of its peers for the one year return comparison, and in the top quartile for performance over three years (see “Benchmarking” above). Primero grew in size and diversity, began the process of consolidating its corporate offices, recruited top quality senior executives and enhanced its corporate governance. In assessing value creation, the Human Resources Committee also recognized that absolute shareholder returns were negative and the Company had realized asset impairment charges. Overall, the TSR results and other factors contributed to a value creation factor on target at 1.0. While the reserve replacement results fell short of 90% reserve replacement, the Human Resources Committee also recognized that management had less than one year of operatorship of the Black Fox mine and related properties, the improvement in 2014 reserve quality reflected by increased grade, the historical replacement record and the long term nature of reserve and resource development in general. In these circumstances, the committee applied its discretion to set an achievement factor of 0.5 for reserve replacement.

For 2014, the Company realized significant safety improvements which exceeded the 25% target reduction in its total reportable injury frequency rate (down 40% at San Dimas and down 31% at Black Fox). Unfortunately a fatality occurred at San Dimas, and although upon investigation this was concluded to be a due to a contractor’s breach of permissible operating conditions at the mine, the fatality negates a fully positive assessment for safety performance. In 2014, there were no environmental incidents and for the third consecutive year the Company was awarded the ‘Distintivo ESR’ (designation as a ‘Socially Responsible Business’) by the Mexican Center of Philanthropy.

The total corporate achievement factor for 2014 was therefore assessed as 0.9.

NEOs’ Achievement Factors

Generally, each NEO’s personal achievement factor is based upon their attainment of personal goals. In the case of the CEO these are established by the Human Resources Committee, and approved by the Board, and in the case of other NEOs, they are established by the CEO in consultation with the committee and approved by the Board. Where personal contributions are significant, or where otherwise appropriate in the circumstances, the Human Resources Committee has discretion to adjust certain factors upwards or downwards, or award an extraordinary amount. In exercising such discretion, the committee may, in addition to considering the achievement of personal goals, assess NEOs on leadership, reflection of Primero’s values, and personal and team development. For 2014, the Human Resources Committee approved the NEO personal achievement factors (other than the CEO) as recommended by the CEO.

Mr. Conway’s personal goals included matters relating to the building of the Company’s portfolio of precious metals assets, building key skills within the Company, management of shareholder and stakeholder relations, and overall strategic execution. The Human Resources Committee considered the accomplishments of the Company in 2014 including its transformation into a multi-mine, multi-jurisdiction company, and recognized Mr. Conway’s leadership role in these accomplishments noting throughout the past three years, the Company had been a top performer among its peer group (see “Benchmarking” above). They also noted the challenges faced by the Company including recognition of impairment charges and negative shareholder returns in 2014. They determined his personal achievement factor at 1.0.

Ms. Kaufman’s personal goals focused on the transition of the Company’s finance function from Vancouver to Toronto and establishing a new finance team. Ms. Kaufman joined the Company on September, 29 2014, and these initiatives were well under way by year end. Her personal achievement factor was assessed to be on target at 1.0, and her annual performance based cash incentive was pro-rated based according to her three months’ of employment in 2014.

Mr. Mallory’s personal goals encompassed safety, environment, community, risk management and communications objectives. Among his key accomplishments included implementing company-wide risk management policies and procedures, stakeholder mapping and community initiatives, and supporting safety and environmental initiatives all of which demonstrated significant positive improvements. Mr. Mallory’s personal achievement factor was assessed at 1.5.

Mr. Sandison’s personal goals and accomplishments focused on corporate development matters, including the assessment of domestic and international M&A opportunities, ongoing refinement of the Company’s target profile for accretive growth through acquisition, the roll-out and maintenance of a system for screening of opportunities, and assuming responsibility for financial modelling of all existing Primero mining assets. Mr. Sandison’s personal achievement factor was assessed at on target at 1.0.

Ms. Lendon’s personal goals focused on legal and regulatory management, organizational development, and implementing key governance initiatives. Throughout 2014, Ms. Lendon was responsible for both the legal and human resources functions and built strong teams internationally in both functions, supporting integration of operations and other organizational changes. She managed the legal execution of transactions and implemented initiatives that enhanced governance and reduced risk. Her personal achievement factor was assessed at 1.75.

Annual Performance-Based Cash Incentives Awarded

Annual performance-based cash incentives for the financial year ended December 31, 2014 were determined in March 2015 on the basis described above and are anticipated to be paid in April 2015. The annual performance-based cash incentive amounts, as disclosed in the following table, will be reported as income for 2014 by the respective NEO.

Annual Performance-
Based Cash Incentive
Named Executive Officer	Amounts

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER	$747,500

WENDY KAUFMAN, CHIEF FINANCIAL OFFICER	$60,220(1)

JAMES MALLORY, VICE PRESIDENT, CORPORATE RESPONSIBILITY	$165,240

DAVID SANDISON, VICE PRESIDENT, CORPORATE DEVELOPMENT	$156,240

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	$255,780

__________________ Note:
(1)	Prorated for 3 months of the year.

Long-Term Incentives – Equity Based Compensation

Long-term incentive grants pursuant to the Company’s Stock Option Plan, and its phantom share unit plans serve two purposes: (a) to align the interests of the Company’s directors and executive officers with those of Primero’s shareholders, and (b) to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value. The vesting element encourages the executive to remain with the organization, and the potential to realize longer term value mitigates the risk of executive focus on short term initiatives at the expense of longer term sustainability of value creation.

Recommendations for the grant of long-term incentive awards to executive officers, other than the CEO, are made to the Human Resources Committee by the CEO, and the Human Resources Committee in turn makes recommendations in respect of such awards for consideration and approval by the Board. In determining the number and composition of long-term incentive award grants to the NEOs, the Board has regard to several considerations, including the advice of the Consultant, the level of equity-based compensation granted to officers among the peer comparator companies (see “Benchmarking” above), previous grants of stock options and PSUs, the overall number of outstanding options relative to the number of outstanding Common Shares, performance of the Company in relation to attainment of business goals, shareholder returns, and the responsibility, ability, experience, level of commitment, and the degree of time and effort expended, of the executive officer. While the Human Resources Committee applies a methodology which it considers appropriate, the committee also has discretion to adjust awards where circumstances warrant, such as to ensure equitable treatment.

Stock Option Plan

For a detailed discussion of the Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” below. Grants of stock options vest in thirds on each of the three anniversaries of the grant date and are may be exercised between their vesting date and their expiry date which is typically the fifth anniversary of the grant date. When the share price of the Company’s Common Shares exceeds the exercise price of the stock option set in relation to the value of the Common Shares at the time of the grant, there is economic value in the stock option which aligns an executive officer’s economic interests with those of the Company’s shareholders. As stock options have a five year term they offer a longer term incentive than PSUs which expire after three years.

Phantom Share Unit Plans

In 2013, the Board approved a phantom share unit plan (the “2013 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2013 PSU Plan offered the Company the flexibility to pay awards upon vesting in cash and/or by the delivery of Common Shares. As grants have value according to the value of the Company’s Common Shares, such grants promote alignment of interests between the shareholders and executive officers and employees. The value of a PSU continues to track the value of a Common Share when the share price falls below the PSUs grant date value offering enhanced alignment with the Company’s shareholders’ experience, complementing the stock option which holds no economic value if the price of Common Shares falls below the stock option’s exercise price. In 2014, all executives’ grants of PSUs were made pursuant to the 2013 PSU Plan. PSU grants vest in thirds on each of the three anniversaries of the grant date, and become payable upon vesting.

In 2010, the Board approved a phantom share unit plan (the “2010 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2010 PSU Plan was intended to promote a greater alignment of interests between the shareholders and executive officers and employees by providing a non-dilutive opportunity to participate in increases in the value of the Company. The 2010 PSU Plan provided contingent future compensation based on Common Share price performance and is payable only in cash. On the adoption of the 2013 PSU Plan, the Company suspended use of the 2010 PSU Plan for its Canadian-based employees, and in 2015, suspended use of the 2010 PSU Plan for its Mexico-based employees.

The Company also has a phantom share unit plan for its directors (the “Directors’ PSU Plan”), adopted in March 2012 and being submitted to shareholders for renewal at the Meeting. For a detailed discussion of the 2013 PSU Plan and the Directors’ PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Annual Long-Term Incentive Grant Methodology

In early 2015, the Human Resources Committee approved a methodology to determine the value of annual long-term incentive grants to the NEOs based upon a multiplier of the 2014 base salary according to the NEO’s position. The committee also recommended the resulting value of the grants should be awarded in equal portions of stock options and 2013 PSUs, and the Board approved such grants. The annual long term incentive grants, as awarded in early 2015, are reflected in the Summary Compensation Table. In addition, the committee recommended that any prior grants pursuant to the 2013 PSU Plan which vest in 2015 should be paid in equity, unless the Board determines otherwise. The annual long-term incentive grant methodology is as follows:

Multiplier x 2014 Base
Name	Salary

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER	2.5 x $650,000

WENDY KAUFMAN, CHIEF FINANCIAL OFFICER(1)	1.5 x $370,000

JAMES MALLORY, VICE PRESIDENT, CORPORATE RESPONSIBILITY	1.25 x $255,000

DAVID SANDISON, VICE PRESIDENT, CORPORATE DEVELOPMENT(2)	1.25 x $280,000

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	1.5 x $315,000

_________________ Notes:
(1)	Ms. Kaufman’s grant as set out in the Summary Compensation Table was adjusted to be 25% lower to reflect her recent hire status and the receipt of an at-hire initial grant.
(2)

Following the recommendation of the CEO, Mr. Sandison was also awarded an extraordinary one-time grant of immediately vesting PSUs in the amount of $342,000 to address a historical grant inequity. See Summary Compensation Table.

Performance Graph

Following its acquisition of the San Dimas mine on August 19, 2010, the Company’s Common Shares were listed for trading on the TSX. Before that time, the Company had only an option to acquire a single exploration property and was listed on the TSX Venture Exchange (the “TSXV”) (first under the name “Apoka Capital Corporation” and then “Mala Noche Resources Corp.”). As part of the acquisition of the San Dimas mine, the Company consolidated its Common Shares on the basis of one new Common Share for every 20 pre-consolidation Common Shares.

On a post-consolidation basis, the following graph compares the total cumulative return for $100 invested in Common Shares on December 31, 2009 against the total cumulative return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the last five year period during which Primero has been a reporting issuer:

	December	August	December	December	December	December	December
	31, 2009	19, 2010	31, 2010	31, 2011	31, 2012	31, 2013	31, 2014

Primero	$100	$131	$115	$81	$160	$117	$112

S&P TSX
Composite	$100	$100	$114	$102	$106	$116	$125
Index
S&P/TSX
Global Gold	$100	$113	$126	$108	$91	$47	$44
Index

Between December 2009 and August 2010, the Company’s share price performance outperformed both the S&P TSX Composite Index and S&P TSX Global Gold Index. Between August 2010 and June 2012, the Company’s share price performance underperformed the general trend of the market indices. From December 31, 2012 until now, the Company’s share price has generally underperformed the S&P TSX Composite index but significantly outperformed the S&P TSX Global Gold Index. Primero was added to the S&P/TSX Composite Index as of June 20, 2014.

Over this period, the Company’s approach to executive compensation has transitioned from that of an exploration company to a junior gold and silver producer. When the Company was focused on exploration properties, its executive compensation was primarily option-based. As part of its strategy to acquire mining operations, the Company re-evaluated its approach to executive compensation and added salary, performance-based cash incentives and long-term incentive award components, deferring a portion of the base salary until the Company completed its initial acquisition of an operating property (the San Dimas mine). Following that acquisition in August 2010, the Company’s executive compensation program has focused on performance-based incentives, including PSUs and options, the value of which is dependent upon the Company’s future share price performance. For 2010, the annual performance-based cash incentive awards reflected the fact that the Company did not meet all of its target performance measures. For 2011, the Company continued to use equity-based long-term incentives as a component of compensation, maintaining the alignment of compensation with Company’s share price performance, and the annual performance-based cash incentives awarded again reflected a low Company achievement factor (0.4), relating to challenges faced by the Company which were also mirrored in the Company’s share price performance. In 2012, the Company’s approach to overall executive compensation remained the same as in 2011, and annual performance-based cash incentive awards and equity-linked compensation grants (PSUs) were higher than in 2011 due to superior Company and personal performance and shareholder returns, reflecting a Company achievement factor of 1.4. In 2013, while there were no significant changes in approach to executive compensation, the Company achievement factor of 1.6 again reflected a superior corporate performance reflected in superior shareholder returns. In 2014, the Company maintained a consistent approach to overall executive compensation, and notwithstanding the strong strategic execution and performance relative to its peers, in view of general economic uncertainty affecting the mining industry, the Company elected to freeze 2014 base salaries for its executive officers and instead placed greater emphasis on at-risk compensation The 2014 Company achievement factor of 0.9 reflected a lower overall performance than in 2013, lower than the S&P/TSX Composite Index, but in line with other gold industry companies reflected by the S&P/TSX Global Gold Index.

Summary Compensation Table

     The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2014, 2013 and 2012:

					Non-equity incentive
					plan compensation ($)
				Option-		Long-
			Share-based	based	Annual	term	Pension	All other	Total
Name and current		Salary	awards	awards	incentive	incentive	value	compensation	compensation
principal position	Year	($)	(3)(4)(5)($)	($)	plans	plans	($)	($)(1)	($)

JOSEPH CONWAY	2014	650,000	812,500	812,500(8)	747,500	N/A	N/A	N/A	3,022,500
CEO	2013	650,000	750,000	750,000(7)	1,324,375	N/A	N/A	N/A	3,474,375
	2012	600,000	1,625,000	Nil	778,000	N/A	N/A		3,003,000

WENDY KAUFMAN(2)	2014	95,583	485,500	485,500(9)	60,220	N/A	N/A	N/A	1,126,803
CFO	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

JAMES MALLORY(2)	2014	272,292	350,750	350,750(8)	165,240	N/A	N/A	47,424	1,186,456
VP, CORPORATE	2013	97,953	N/A	N/A	N/A	N/A	N/A	N/A	97,953
SOCIAL	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
RESPONSIBILITY

DAVID SANDISON	2014	280,000	517,000	175,000(8)	156,240	N/A	N/A	N/A	1,128,240
VP, CORPORATE	2013	280,000	175,000	175,000(7)	231,000	N/A	N/A	N/A	861,000
DEVELOPMENT	2012	270,000	400,000	Nil	184,000	N/A	N/A	N/A	854,000

MAURA LENDON(2)	2014	315,000	236,000	236,000(8)	255,780	N/A	N/A	N/A	1,042,780
CGC and CORPORATE	2013	315,000	220,000	220,000(7)	259,875	N/A	N/A	N/A	1,014,875
SECRETARY	2012	227,500	790,000	69,000(6)	153,000	N/A	N/A	N/A	1,239,500

_____________ Notes:
(1)

With the exception of Mr. Mallory, none of the NEOs received perquisites that in the aggregate are worth $50,000 or more, or are worth 10% or more of the NEO’s total salary for a financial year. Mr. Mallory’s ‘All Other Compensation’ includes relocation expenses of $33,000 among other group benefits.

(2)

Ms. Kaufman was appointed CFO of the Company on September 29, 2014. Ms. Lendon was appointed Chief General Counsel and Corporate Secretary of the Company on March 29, 2012. Mr. Mallory was appointed VP, Corporate Responsibility of the Company on March 1, 2014.

(3)

On February 17, 2015, the Company awarded PSUs under the 2013 PSU plan for services rendered by the NEOs in 2014 each priced at $4.02, being the closing price of Common Shares on the TSX on February 17, 2015 as follows: Mr. Conway was granted 202,114 PSUs valued at $812,500; Ms. Kaufman was granted 51,741 PSUs valued at $208,000; Mr. Mallory was granted 39,677 2013 valued at $159,500; Mr. Sandison was granted 128,607 PSUs valued at $517,000 (of which 85,075 PSUs represented a one-time, immediate vesting grant made to address an historical inequity); and Ms. Lendon was granted 58,706 PSUs valued at $236,000. Ms. Kaufman’s total grants include an initial hiring date grant on November 10, 2014 of 74,798 2013 PSUs valued at $277,500 (priced at $3.71).. Mr. Mallory’s total grants include an initial hiring date grant on March 28, 2014 of 23,611 2013 PSUs valued at $191,250 (priced at $8.10).

(4)

On February 18, 2014, the Company awarded PSUs under the 2013 PSU Plan based upon performance by the NEOs in 2013 each priced at $7.40, being the closing price of Common Shares on the TSX on February 18, 2014. Mr. Conway was awarded 101,350 PSUs valued at $750,000. Mr. Sandison was awarded 23,649 PSUs valued at $175,000. Ms. Lendon was awarded 29,730 PSUs valued at $220,000.

(5)

On February 25, 2013, the Company awarded PSUs under the 2010 PSU plan based upon performance by the NEOs in 2012 each priced at $6.06, being the closing price of Common Shares on the TSX on February 25, 2013 resulting in 268,152 PSUs, 66,007 PSUs and 66,007 PSUs awarded to each of Mr. Conway, Mr. Sandison, and Ms. Lendon, respectively. In addition, on March 31, 2012, Ms. Lendon was awarded an initial hiring grant of 150,000 PSUs and these PSUs are valued at $2.60 each, being the closing price of Common Shares on the TSX on March 30, 2012.

(6)

On March 31, 2012, Ms. Lendon was granted an initial hiring grant of options to purchase 75,000 Common Shares, two-thirds of which vested on March 31, 2013 and March 31, 2014 and one-third of which is to vest on March 31, 2015, at a per share exercise price of $2.60 expiring on March 31, 2017. These options have a grant date fair value of $0.92 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $2.60, expected life of 3.5 years, and volatility of 47%.

(7)

On February 18, 2014, Messrs. Conway and Sandison and Ms. Lendon were granted options to purchase 250,000 Common Shares, 58,333 Common Shares and 73,333 Common Shares, respectively, at a per share exercise price of $7.40 expiring on February 18, 2019. These options have a grant date fair value of $3.00 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $7.40, expected life of 3.5 years, and volatility of 53%.

(8)

On February 17, 2015, Messrs. Conway, Sandison, Mallory and Misses Kaufman and Lendon were granted options to purchase 477,941 Common Shares, 102,941 Common Shares, 93,824 Common Shares, 122,353 Common Shares and 138,824 Common Shares, respectively, at a per share exercise price of $4.19 expiring on February 17, 2020. These options have a grant date fair value of $1.70 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $4.19, expected life of 3.5 years, and volatility of 57%.

     The fair value of the options in the above table is estimated using the Black-Scholes option pricing model, consistent with common practice among companies in the Canadian mining industry. However, option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which options may be freely traded and in any event the Company does not allow its employee options to be traded. Readers are cautioned not to assume that the value derived from the model is the value that an optionee might receive if the options were freely-traded, nor assume that these amounts are the same as those reported by the employee as income received for tax purposes. For financial statement purposes, the fair value of options is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the fair value is shown in totality on the date of grant.

     The fair value of the PSUs in the above table is estimated based on the market value of the Common Shares on the grant date. For financial statement purposes, the PSUs are marked to market and the value is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the grant date fair value is shown in totality on the date of grant.

     As of the date of this Information Circular, Primero does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular.

Incentive Plan Awards

     For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plans see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plans” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

Outstanding Share-Based and Option-Based Awards

     The following table sets out the awards granted to Named Executive Officers that are outstanding at the end of the fiscal year ended December 31, 2014. This table includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
						Market or
					Number	payout	Market or
					of shares	value of	payout value
	Number of				or units	share-	of vested
	securities			Value of	of shares	based	share-based
	underlying	Option		unexercised	that have	awards	awards not
	unexercised	exercise		in-the-money	not	that have	paid out or
	options	price	Option	options	vested	not vested	distributed
Name	(#)(1)	($)	expiration date	($)(2)	(#)(3)	($)(4)	($)(5)

JOSEPH CONWAY	250,000	7.40	18-Feb-19	Nil
CEO	1,294,522	6.00	06-Aug-15	Nil	433,965	1,939,824	N/A

WENDY KAUFMAN
CFO	164,757	4.11	10-Nov-19	59,313	74,798	334,347	N/A

JAMES MALLORY
VP, Corporate	58,816	7.95	28-Mar-19	Nil	23,611	105,541	N/A
Responsibility

DAVID SANDISON	58,333	7.40	18-Feb-19	Nil	102,910	460,008	N/A
VP, Corporate	88,600	6.43	12-Nov-15	Nil
Development

MAURA LENDON	73,333	7.40	18-Feb-19	Nil
CGC and					123,735	553,095	N/A
Corporate	75,000	2.60	31-Mar-17	140,250
Secretary

________________ Notes:
(1)	Does not include options granted to NEOs on February 17, 2015 in respect of services rendered in 2014. See “Summary Compensation Table” Note (9).
(2)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares based on the December 31, 2014 closing price of Primero’s Common Shares on the TSX of $4.47 per share.

(3)

Does not include PSUs granted to NEOs on February 17, 2015 in respect of services rendered in 2014. See “Summary Compensation Table” Note (3). Of the PSUs outstanding at December 31, 2014, 505,880 PSUs were issued under the 2010 PSU plan (332,614 PSUs, 79,261 PSUs and 94,005 PSUs for Messrs. Conway, Sandison and Ms. Lendon, respectively) and 253,139 PSUs were issued under the 2013 PSU plan (101,351 PSUs, 74,798 PSUs, 23,649 PSUs, 29,730 PSUs and 23,611 PSUs for Mr. Conway, Ms. Kaufman, Mr. Sandison, Ms. Lendon and Mr. Mallory, respectively).

(4)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2014, being the December 31, 2014 closing price of $4.47 per share.
(5)	There were no PSUs granted to the NEOs which vested during 2014 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2014.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2014

     The following table sets out, for each NEO, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2014:

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($)	($)	($)

JOSEPH CONWAY	N/A(1)	2,059,229(4)	747,500
CEO

WENDY KAUFMAN	N/A(1)	N/A(3)	60,220
CFO

JAMES MALLORY	N/A(1)	N/A(3)	165,240
VP, Corporate Responsibility

DAVID SANDISON	N/A (1)	457,144(5)	156,240
VP, Corporate Development

H. MAURA LENDON	135,250(2)	545,934(6)	255,780
CGC and Corporate Secretary

_________________ Notes:
(1)	No options granted to Messrs. Conway, Sandison or Mallory vested during the year ended December 31, 2014.
(2)	The closing price on the vesting date of 25,000 options, which are exercisable at $2.60 per share, was $8.01.
(3)	No PSUs granted to Ms. Kaufman and Mr. Mallory vested during the year ended December 31, 2014.
(4)	The 20-day share VWAP on the vesting date of 33,334 PSUs, 89,384 PSUs, and 153,846 PSUs were $6.92, $6.86, and $7.90, respectively.
(5)	The 20-day share VWAP on the vesting date of 4,000 PSUs, 22,002 PSUs, and 35,257 PSUs were $6.92, $6.86, and $7.90, respectively.
(6)	The 20-day share VWAP on the vesting date of 22,002 PSUs and 50,000 PSUs were $6.86 and $7.90, respectively.

Executive Employment Agreements, Termination and Change in Control Provisions

     Each of the NEOs is party to an employment agreement with the Company (the “Executive Employment Agreements”).

     The NEOs’ Executive Employment Agreements establish their base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. NEOs are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options or PSUs, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

     The NEOs’ Executive Employment Agreements also provide for termination payments in the event of (i) a termination of employment without cause (including by constructive dismissal), or (ii) if, within 12 months of a “Change in Control”, the executive was terminated without cause or the executive resigned because of a material reduction or change in his or her position, duties or remuneration. In each case, the terminated executive is entitled to a termination payment equal to: 200% of his or her annual base salary, plus two times the average annual performance-based cash incentive awarded to the executive in the two prior years plus, in respect of benefits, 10% of 200% of the base salary or the continuation of benefits for up to 24 months. In addition, all outstanding options granted to the terminated executive, would vest immediately, subject to the terms of the Company’s Stock Option Plan, and continue to be exercisable for the duration of the relevant term. Further, all unvested PSUs held by the executive would automatically vest in accordance with the PSU Plan and would be subject to be paid out.

     The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation for material reduction or change in position, duties, or remuneration related to a Change in Control, and without cause (not related to a Change in Control), assuming the triggering event occurred on December 31, 2014, are as follows:

Name	Element	Estimated Incremental Payment

JOSEPH CONWAY	Termination Payment (1)	$3,501,875
CEO
	Amount of outstanding PSUs(2)(3)	$1,877,428

WENDY KAUFMAN	Termination Payment (1)	$1,332,000
CFO
	Amount of outstanding PSUs(2)	$293,208

JAMES MALLORY
VP, Corporate Responsibility	Termination Payment (1)	$867,000

	Amount of outstanding PSUs(2)	$92,555

DAVID SANDISON	Termination Payment (1)	$1,003,240
VP, Corporate Development
	Amount of outstanding PSUs(2)(3)	$445,416

MAURA LENDON	Termination Payment (1)	$1,208,655
CGC and Corporate Secretary
	Amount of outstanding PSUs(2)(3)	$534,864

____________ Note:
(1)

Amounts payable in respect of the annual performance-based cash incentive reflect actual average annual awards for Messrs. Conway, Sandison and Ms. Lendon. For Ms. Kaufman and Mr. Mallory, the target performance-based cash incentive is used as two calendar years have not yet passed in their employment tenure.

(2)

Assumes PSUs, issued under the 2013 PSU Plan vested and were paid in cash on December 31, 2014 at a 5-day share VWAP of $3.92 per PSU. The number of PSUs for each NEO was 101,351 for Mr. Conway , 74,798 for Ms. Kaufman, 23,611 for Mr. Mallory and, 23,649 for Mr. Sandison, and 29,730 for Ms. Lendon.

(3)

Assumes PSUs issued under the 2010 PSU Plan vested and were paid in cash on December 31, 2014 at a 20-day VWAP of $4.45 per PSU. The number of PSUs for each NEO was, 332,614 for Mr. Conway, 79,261 for Mr. Sandison and 94,005 for Ms. Lendon, respectively.

Director Compensation

     The Human Resources Committee, in conjunction with the Governance and Nominating Committee establishes recommendations for director compensation on an annual basis. It considers data provided by examining board compensation at the same benchmark companies used to establish executive compensation (see “Benchmarking” above) as well as other factors including third party reports and general industry experience. For the financial year ended December 31, 2014, the Board adopted the director compensation strategy consistent with the Consultant’s report prepared in late 2013. In such report, the Consultant reviewed the Company’s approach to the compensation of directors and concluded that the approach was market competitive and recommended that no changes be made to director compensation. Under that compensation structure, each director (other than Mr. Nesmith, who as Executive Chair is compensated according to a three year term contract) received an annual cash retainer and equity-based retainer of Directors’ PSUs, as well as meeting and travel day fees, and the Lead Director and Committee Chairs received an additional annual cash retainer. The Board was satisfied that this compensation structure was reasonable, competitive and would assist in attracting and retaining superior candidates for Board service.

Services Provided	2014 Compensation Payable
Lead Director	$80,000 per year
Board Member	$50,000 per year
Board Member (Director’s PSUs)	$150,000 per year
Chair, Audit Committee	$20,000 per year

Services Provided	2014 Compensation Payable
Chair, Other Committees	$10,000 per year
Meeting Fees	$1,500 per meeting
Travel Day Fees	$1,500 per day

     Mr. Nesmith’s compensation as Executive Chairman of the Board is paid according to the terms of an engagement agreement entered into with the Company on March 15, 2012. The engagement agreement is for a three-year term and provides for payment to Mr. Nesmith of an annual fee of $250,000 plus a grant of Directors’ PSUs equal to 1.5 times his yearly fee vesting over a three-year period. On February 18, 2014 Mr. Nesmith was issued 50,676 Directors’ PSUs, representing a value of $375,000 pursuant to the terms of that agreement.

     The following disclosure summarizes the amount of compensation provided to each of the directors during the Company’s most recently completed financial year ended December 31, 2014, but excludes the compensation of Mr. Conway. See “Summary Compensation Table” above for a summary of the compensation paid to Mr. Conway during the financial year ended December 31, 2014.

			Accounting	Non-equity
			Fair Value	incentive
		Share-	of Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
	earned	awards	awards	sation	Value	sation	Total
Name	($)	($)(1)	($)	($)	($)	($)	($)
WADE NESMITH	250,000	375,000	Nil	Nil	Nil	Nil	625,000
DAVID DEMERS	121,500	150,000	Nil	Nil	Nil	Nil	271,500
GRANT EDEY	90,000	150,000	Nil	Nil	Nil	Nil	240,000
ROHAN HAZELTON	40,250	100,000	Nil	Nil	Nil	Nil	140,250
EDUARDO LUNA	50,000	150,000	Nil	Nil	Nil	Nil	200,000
ROBERT QUARTERMAIN	72,500	150,000	Nil	Nil	Nil	Nil	222,500
MICHAEL RILEY	98,500	150,000	Nil	Nil	Nil	Nil	248,500
BRAD MARCHANT	72,500	150,000	Nil	Nil	Nil	Nil	222,500

________________
Notes:

(1)

These figures do not include PSUs granted on February 17, 2015 for services to be rendered in 2015, each priced at $4.02, being the closing price of Common Shares on the TSX on February 17, 2015 resulting in 49,751 Directors’ PSUs awarded to Mr. Nesmith, and 24,876 Directors’ PSUs awarded to each of Mr. Demers, Mr. Edey, Mr. Hazelton, Mr. Luna, Mr. Quartermain, Mr. Riley, Mr. Marchant.

Incentive Plan Awards

     For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s Directors’ PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan”.

Outstanding Share-Based and Option-Based Awards

     The following table sets out the awards granted to each of Primero’s directors that are outstanding at the end of the fiscal year ended December 31, 2014, but excludes awards granted to Mr. Conway. See “Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards” above for a summary of the awards granted to Mr. Conway that are outstanding at December 31, 2014. This table excludes awards granted after December 31, 2014.

	Option-based Awards				Share-based Awards
							Market or
							payout
						Market or	value of
					Number of	payout	vested
	Number of			Value of	shares or	value of	share-
	securities			unexercised	units of	share-based	based
	underlying	Option		in-the-	shares that	awards that	awards not
	unexercised	exercise		money	have not	have not	paid out or
	options	price	Option	options	vested	vested	distributed
Name	(#)	($)	expiration date	($)(1)	(#)(2)	($)(3)	($)(4)

WADE NESMITH	100,000	2.70	09-Jul-19	177,000
	1,043,015	6.00	06-Aug-15	Nil	344,192	1,538,538	N/A

DAVID DEMERS	179,452	6.00	06-Aug-15	Nil	21,011	93,919	N/A

GRANT EDEY	129,452	6.00	06-Aug-15	Nil	21,011	93,919	N/A

ROHAN HAZELTON	Nil	N/A	N/A	N/A	9,364	41,857	N/A

EDUARDO LUNA	1,043,015	6.00	06-Aug-15	Nil	21,011	93,919	N/A

ROBERT
QUARTERMAIN	129,452	6.00	06-Aug-15	Nil	21,011	93,919	N/A

MICHAEL RILEY	164,452	6.00	06-Aug-15	Nil	21,011	93,919	N/A

BRAD MARCHANT	Nil	N/A	N/A	N/A	19,119	85,462	N/A

_______________ Notes:
(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2014, which is the closing price of Primero’s Common Shares on the TSX on December 31, 2014, which was $4.47 per share.

(2)

These figures do not include PSUs granted on February 17, 2015 for services to be rendered in 2015, each priced at $4.02, being the closing price of Common Shares on the TSX on February 17, 2015 resulting in 49,751 Directors’ PSUs awarded to Mr. Nesmith, and 24,876 Directors’ PSUs awarded to each of Mr. Demers, Mr. Edey, Mr. Hazelton, Mr. Luna, Mr. Quartermain, Mr. Riley, Mr. Marchant.

(3)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2014, being the December 31, 2014 closing price of $4.47 per share.
(4)	There were no Director PSUs granted to the directors which vested during 2014 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2014.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2014

     The following table sets out, for each of Primero’s directors other than Mr. Conway, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2014. See “Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2014” above for a summary of such information for Mr. Conway:

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)	($)

WADE NESMITH	N/A	2,596,942(2)	Nil

DAVID DEMERS	N/A	118,858(3)	Nil

Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name	($)(1)	($)	($)
GRANT EDEY	N/A	118,858(3)	Nil
ROHAN HAZELTON	N/A	23,311(4)	Nil
EDUARDO LUNA	N/A	186,303(5)	Nil
ROBERT QUARTERMAIN	N/A	118,858(3)	Nil
MICHAEL RILEY	N/A	118,858(3)	Nil
BRAD MARCHANT	N/A	61,563(6)	Nil

__________________ Notes:
(1)	No options granted to directors vested during the year ended December 31, 2014.
(2)

The 5-day share VWAP on the vesting date of 35,633 PSUs paid out to Mr. Nesmith which was issued under the Directors’ PSU Plan was $4.98. The 20-day VWAP on the vesting date of 16,666 PSUs and 291,666 PSUs paid out to Mr. Nesmith which were issued under the 2010 PSU Plan were $6.92 and $7.90, respectively.

(3)	The 5-day VWAP on the vesting date of 23,867 Director PSUs paid out under the Directors’ PSU Plan was $4.98.
(4)	The 5-day VWAP on the vesting date of 4,681 Director PSUs paid out under the Directors’ PSU Plan was $4.98.
(5)

The 5-day VWAP on the vesting date of 14,252 Directors’ PSUs paid out under the Directors’ PSU plan was $4.98. The 20-day VWAP on the vesting date of 16,666 PSUs paid out to Mr. Luna which were issued under the 2010 PSU Plan was $6.92.

(6)	The 5-day VWAP on the vesting date of 12,362 Director PSUs paid out under the Directors’ PSU Plan was $4.98.

Directors’ and Officers’ Liability Insurance

     The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $50 million with a $100,000 deductible per claim, except for US securities claims and claims related to mergers and acquisitions, in which case the deductible is $250,000 and $500,000, respectively. The cost of coverage for the term November 15, 2014 to November 15, 2015 was $317,000. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2014.

Securities Authorized For Issuance Under Equity Compensation Plans

     The Company currently has three equity compensation plans: (i) the Stock Option Plan, (ii) the Directors’ PSU Plan, and (iii) the 2013 PSU Plan. The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan, the Directors’ PSU Plan and the 2013 PSU Plan, at any given time, will not exceed 10% of the issued and outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 16,215,715 Common Shares).

As of March 23, 2015:

•	10,444,781 Common Shares (representing 6.4% of the issued and outstanding Common Shares of the Company) are issuable pursuant to options granted under the Stock Option Plan;

•

up to 409,946 Common Shares (representing 0.3% of the issued and outstanding Common Shares of the Company) may be issued , at the discretion of the holder, as settlement of Directors’ PSUs, subject to the overall cap on securities issuable under equity compensation plans; and

•

up to 2,190,343 Common Shares (representing 1.4% of the issued and outstanding Common Shares of the Company) may be issued, at the sole discretion of the Board, as settlement of 2013 PSUs, subject to the overall cap on securities issuable under equity compensation plans.

     Based on the number of Common Shares outstanding on March 23, 2014, a total of 3,170,645 Common Shares (representing approximately 1.9% of the outstanding Common Shares of the Company) are currently available to be granted under the Stock Option Plan, the Directors’ PSU Plan and the 2013 PSU Plan (assuming that all existing 2013 PSUs and Directors’ PSUs are paid out in Common Shares).

Stock Option Plan

     The Company’s Stock Option Plan was first implemented in August 2010. The Stock Option Plan was adopted in order to attract and retain directors, officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Stock Option Plan. Under the Stock Option Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan must not exceed 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements including the Directors’ PSU Plan and the 2013 PSU Plan). Any increase in the number of outstanding Common Shares will result in an increase in the number of shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan.

     The following is a summary of the material terms of the Stock Option Plan:

     Exercise Price. While the Common Shares are listed on the TSX, the exercise price of options granted under the plan will be the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option, except options grants that were disclosed in the prospectus offering completed in July 2010 were issued at an exercise price of $6.00 per Common Share, which was greater of the prospectus offering price and the market price, as defined in the TSX Policies.

     Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or, if there is no such agreement, at the discretion of the Board (awards made to date typically vest one third on each of the three anniversaries following the grant date). On a change of control or take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement, or at the discretion of the Board.

     Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant (however, awards made typically have a term of 5 years from their date of grant). If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

     Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

(a)	notwithstanding any other exceptions, if and to the extent provided in the optionee’s employment agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

(c)

vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will immediately terminate; and

(d)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

     No Assignment. Subject to the provisions of the Stock Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

     Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

(a)	an increase to the aggregate percentage of securities issuable under the plan;

(b)	a reduction in the exercise price of an outstanding option;

(c)	an extension of the term of any option beyond the expiry date, except as provided in connection with a black-out period;

(d)	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

(e)	amendment to the individuals eligible to receive options under the plan;

(f)

an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

(g)	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

     Amendments Without Shareholder Approval. Subject to the TSX Policies, the Stock Option Plan may be amended without shareholder approval for the following:

(a)	amendments of a “housekeeping” nature;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting the administration of the Stock Option Plan;

(d)	any amendment to the vesting provisions of the plan or any option;

(e)

any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

(g)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

(h)	amendments necessary to suspend or terminate the plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

     General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval, the Stock Option Plan provides that the Board may amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

     A copy of the Stock Option Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Directors’ PSU Plan

     The purpose of the Directors’ PSU Plan, as approved in May 2012 and as submitted to shareholders for renewal at this Meeting, is to allow for discretionary bonuses and similar awards as an incentive and reward for selected non-executive directors related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. The Directors’ PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and its directors by providing an opportunity to participate in increases in the value of the Company.

     The persons eligible to participate in the Directors’ PSU Plan are the members of the board of directors of the Company, other than a member who is an officer or employee of the Company or the Company’s subsidiaries. Unless the board of directors at any time otherwise determines, unvested Directors’ PSUs held by persons who are no longer directors will not be cancelled but will remain outstanding and vest in accordance with the terms of the Directors’ PSU Plan as if such person continued to be a director of the Company. Notwithstanding anything else in the Directors’ PSU Plan, all unvested Directors’ PSUs held by a person will automatically vest immediately in the event of (a) death of the person; (b) total disability of the person; or (c) a Change of Control. “Change of Control” means the acquisition by any person or by any person and its joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company.

     Each Director PSU granted under the Directors’ PSU Plan will generally vest over a three year period or as otherwise determined by the Board. A person holding Directors’ PSUs is entitled to elect to receive, at vesting (subject to blackout periods), either (a) an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days (the “Fair Market Value”) or (b) the number of Common Shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

     At any time when a dividend is declared and paid by the Company, a person holding Directors’ PSUs will be credited on the payment date of such dividend with the number of Directors’ PSUs calculated by: (a) multiplying the amount of the dividend per Common Share by the aggregate number of Directors’ PSUs credited to the person’s account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) by the Fair Market Value on the date that is three days before the record date for payment of the dividend.

     Directors’ PSUs and all other rights, benefits or interests in the Directors’ PSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a person holding Director PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the Directors’ PSU Plan.

     The Company will not issue Common Shares under the Directors’ PSU Plan to any eligible director where such issuance would result in: (a) the total number of Common Shares issuable at any time under the Directors’ PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the Directors’ PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay to the relevant director a cash amount in accordance with the Directors’ PSU Plan.

     The board of directors may amend, without shareholder approval, the Directors’ PSU Plan as it deems necessary or appropriate (including, without limitation, making amendments to address tax and other issues particular to directors that are not residents of Canada), subject to the requirements of applicable law, but no amendment will, without the consent of a Director PSU holder or unless required by law, adversely affect the rights of a Director PSU holder with respect to Directors’ PSUs to which the holder is then entitled under the Directors’ PSU Plan. Notwithstanding the foregoing, the board of directors may not, without the approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Directors’ PSU Plan to: (a) make any amendment that will increase the vesting date value of the Directors’ PSUs or increase the number of Common Shares that the Company will issue to a person holding Directors’ PSUs; (b) extend the expiry date of the Directors’ PSUs that have been awarded; (c) make any amendment to remove or to exceed the insider participation limits under the Directors’ PSU Plan; (d) increase the maximum number of Common Shares issuable for Directors’ PSUs under the Directors’ PSU Plan; and (e) make any amendment to the amendment provision of the Directors’ PSU Plan.

     A copy of the Directors’ PSU Plan is included in Schedule “B” of this Information Circular.

2013 PSU Plan

     The purpose of the 2013 PSU Plan is to allow for discretionary bonuses and similar awards as an incentive and reward for selected persons who are employees or officers of the Company or of the Company’s subsidiaries (each an “Eligible Person”). The 2013 PSU Plan is intended to encourage the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value and to promote a greater alignment of interests between the shareholders of the Company and the selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

     Each 2013 PSU granted under the 2013 PSU Plan will generally vest one-third per year on its grant date (the “Trigger Date”) or as otherwise determined by the Board. On or after the Trigger Date, the Company may elect to pay out the 2013 PSU in (a) cash, (b) Common Shares, or (c) a combination of cash and Common Shares. The cash payout per 2013 PSU will be an amount equal to the volume weighted average price per Common Share over the five preceding trading days (the “Fair Market Value”). If the payout is in Common Shares, one Common Share will be issued for each 2013 PSU.

     The 2013 PSUs and all other rights, benefits or interests in the 2013 PSU Plan are non-transferable and may not be pledged or assigned or encumbered, except that if a person holding 2013 PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the 2013 PSU Plan.

     The Company will not issue Common Shares under the 2013 PSU Plan to any Eligible Person where such issuance would result in: (a) the total number of Common Shares issuable at any time under the 2013 PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the 2013 PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay out that 2013 PSU in cash.

     Unless the Board at any time otherwise determines, unvested 2013 PSUs held by persons who are no longer Eligible Persons as a result of retirement will not be cancelled but will remain outstanding and vest in accordance with the terms of the 2013 PSU Plan as if such person continued to be an Eligible Person. All unvested 2013 PSUs will be automatically cancelled immediately in the event of (a) the termination of employment or removal from service by the Company or subsidiary for cause, or (b) the resignation or cessation of employment or services by the Eligible Person (other than retirement). All unvested 2013 PSUs held by a person will automatically vest immediately on (a) the death or total disability of the person; (b) the termination of employment or removal from service by the Company or subsidiary without cause; or (c) the resignation or cessation of employment or service by the Eligible Person based on a material reduction or change in position, duties or remuneration of that Eligible Person at any time within 12 months after the occurrence of a Change of Control.

     The Board may amend, without shareholder approval, the 2013 PSU Plan as it deems necessary or appropriate (including, without limitation, making amendments to address tax and other issues particular to Eligible Persons who are not residents of Canada), subject to the requirements of applicable law, but no amendment will, without the consent of an 2013 PSU holder or unless required by law, adversely affect the rights of an 2013 PSU holder with respect to 2013 PSUs awarded to the holder. Shareholder approval is required to amend the 2013 PSU Plan to: (a) make any amendment that will increase the vesting date value of the 2013 PSUs or increase the number of Common Shares that the Company will issue to a person holding 2013 PSUs; (b) extend the expiry date of the 2013 PSUs that have been awarded; (c) make any amendment to remove or to exceed the insider participation limits under the 2013 PSU Plan; (d) increase the maximum number of Common Shares issuable under the 2013 PSU Plan; and (e) make any amendment to the amendment provision of the 2013 PSU Plan.

     A copy of the 2013 PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Equity Compensation Plan Information

     The following table summarizes information, as at December 31, 2014, in relation to compensation plans under which equity securities of Primero are authorized for issuance:

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options	outstanding options	securities reflected in
Plan Category	and rights	and rights(2)	first column)(3)

Equity compensation plans approved by securityholders(1)	10,592,751	5.40	5,562,837

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	10,592,751	5.40	5,562,837

___________________ Notes:
(1)	For a summary of the main aspects of the Company’s equity compensation plans, see above “Securities Authorized for Issuance Under Equity Compensation Plans”.
(2)	Exercise price is not applicable to the Directors’ PSUs and 2013 PSUs as payment is made upon vesting based on a market price determined according to the market value.
(3)

Under the Company’s Stock Option Plan, 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, including the Directors’ PSU Plan and the 2013 PSU Plan, may be reserved for issuance. Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Directors’ PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the 2013 PSU Plan. Under the 2013 PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to 2013 PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the Directors’ PSU Plan. As of December 31, 2014, options to purchase an aggregate of 9,254,224 Common Shares (representing approximately 5.7% of the issued and outstanding Common Shares) were outstanding under the Stock Option Plan, the total number of Directors’ PSUs awarded to non-executive directors under the Directors’ PSU Plan was 186,063 (representing approximately 0.1% of the outstanding Common Shares of the Company) and the total number of 2013 PSUs awarded to officers and employees under the 2013 PSU Plan was 1,152,464 (representing approximately 0.7% of the outstanding Common Shares of the Company).

SECTION 5: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

     No executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2014, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

     As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Additional Information

     Additional information relating to the Company, including the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2014 can be found on SEDAR at www.sedar.com; on United States Securities and Exchange Commission website at www.sec.gov; or the Company’s website at www.primeromining.com. Copies of the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2014 are available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

     As at the date of this Information Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

     The contents of this Information Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Toronto, Ontario on March 24, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”
Wade Nesmith
Chairman of the Board

SCHEDULE “A”
CHANGE OF AUDITOR NOTIFICATION PACKAGE

NOTICE OF CHANGE OF AUDITOR

TO:	Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants

AND TO:	KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

At the request of Primero Mining Corp. (the “Corporation”), Deloitte LLP, Vancouver, British Columbia, Canada (“Deloitte”) has resigned as auditor of the Corporation, and the Corporation has appointed KPMG LLP, Toronto, Ontario, Canada (“KPMG”) as successor auditor of the Corporation, each effective as of March 2, 2015.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

In the fall of 2014, the Corporation’s audit committee (the “Audit Committee”) undertook its 5 year comprehensive external audit review process resulting in a formal Request for Proposal being tendered to qualifying firms in December 2014, including the Corporation’s current auditor, Deloitte, with written and oral submissions completed in early February 2015. Following these submissions, the Audit Committee presented its report and preliminary recommendations to the board of directors (the “Board”), noting that it had some further inquiries to make prior to finalizing its recommended choice. Pursuant to a resolution of the Board on February 11, 2015, the Board delegated authority to the Audit Committee to make the final determination respecting the selection of the Corporation’s auditors. On March 1, 2015 the Audit Committee resolved not to renew the engagement of Deloitte as the Corporation’s auditors and to engage the accounting firm of KPMG as auditors to hold office until the next annual and special meeting of shareholders of the Corporation, to be held on May 6, 2015, at which time KPMG will be proposed for appointment as auditor of the Corporation;

2.	Deloitte tendered its resignation as auditor of the Corporation as of March 2, 2015, at the request of the Corporation;

3.	the determination was considered and approved by each of the Board and the Audit Committee, and constitutes a “termination” of Deloitte and an “appointment” of KPMG for the purposes of NI 51-102;

4.

there were no reservations in Deloitte’s reports in connection with audits of the consolidated financial statements for the two most recently completed fiscal years of the Corporation. There have been no further audits of financial statements subsequent to the most recently completed fiscal year and preceding the date of expiry of Deloitte’s term of office; and

5.	there have been no “reportable events” as such term is defined in NI 51-102.

DATED this 2nd day of March, 2015.
PRIMERO MINING CORP.

/s/ Wendy Kaufman__
Wendy Kaufman
Chief Financial Officer

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604.669.4466
Fax: 778.374.0496
www.deloitte.ca

March 3, 2015

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

Dear Sirs/Mesdames:

Subject: Primero Mining Corp. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Primero Mining Corp. dated March 2, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Chartered Accountants
Vancouver, Canada

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5

March 3rd, 2015

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

Dear Sirs/Mesdames:

Re:      Primero Mining Corp. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Primero Mining Corp. dated March 2, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with
PMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to
KPMG LLP.

KPMG Confidential

SCHEDULE “B”
PHANTOM SHARE UNIT PLAN AND DEFERRED SHARE UNIT PLAN

PRIMERO MINING CORP.
DIRECTORS’ PHANTOM SHARE UNIT PLAN
Dated March 27, 2012

PART 1
GENERAL PROVISIONS

Establishment

1.1      The Company hereby establishes a phantom share unit plan known as the “Primero Directors’ Phantom Share Unit Plan”.

Purpose

1.2      The purpose of this Plan is to allow for certain discretionary bonuses and similar awards as an incentive and reward for selected Eligible Persons related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. This Plan is intended to promote a greater alignment of interests between the shareholders of the Company and the selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

Definitions

1.3      In this Plan:

(a)	Applicable Withholding Tax has the meaning set forth in §0;

(b)	Award Payout means the applicable cash payment or Share issuance in respect of a vested Phantom Share Unit pursuant and subject to the terms and conditions of this Plan;

(c)	Board means the Board of Directors of the Company;

(d)

Change of Control means the acquisition by any person or by any person and its joint actors (as such term is defined in the Securities Act), whether directly or indirectly, of voting securities (as such term is defined in Securities Act) of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company;

(e)	Company means Primero Mining Corp. and includes any successor company thereto;

(f)	Director means a member of the Board;

(g)	Eligible Person means any person who is a Director and is not also an Officer or Employee;

(h)	Employee means an employee of the Company or of a Related Entity;

(i)	Early Trigger Date has the meaning set forth in §1.23.6;

(j)	Expiry Date means December 31 of the calendar year in which the Trigger Date occurs;

(k)	Fair Market Value means, as at a particular date, for the purpose of calculating the applicable Vesting Date Value and Award Payout:

i)	if the Shares are listed on the TSX, the volume weighted average price per Share traded on the TSX over the last five trading days preceding that date;

ii)

if the Shares are not listed on the TSX, the value established by the Board based on the volume weighted average price per Share traded on any other public exchange on which the Shares are listed over the same period; or

iii)	if the Shares are not listed on any public exchange, the value per Share established by the Board based on its determination of the fair value of a Share;

(l)	Grant Date means the date of grant of any Phantom Share Unit;

(m)	IFRS means the International Financial Reporting Standards as adopted by the Accounting Standards Board of Canada;

(n)	Insider means an insider as defined in the TSX Company Manual;

(o)	Officer means an individual who is an officer of the Company or of a Related Entity as an appointee of the Board or the board of directors of the Related Entity, as the case may be;

(p)	Phantom Share Unit means a right granted under this Plan to receive the Award Payout on the terms contained in this Plan as more particularly described in §1.23.1;

(q)	Plan means this Primero Directors’ Phantom Share Unit Plan, as amended from time to time;

(r)	Recipient means an Eligible Person who may be granted Phantom Share Units from time to time under this Plan;

(s)

Related Entity means a person that is controlled by the Company. For the purposes of this Plan, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

i)	ownership of or direction over voting securities in the second person;

ii)	a written agreement or indenture;

iii)	being the general partner or controlling the general partner of the second person; or

iv)	being a trustee of the second person;

(t)	Required Approvals has the meaning set forth in §0;

(u)	Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

(v)	Share means a common share in the capital of the Company as from time to time constituted;

(w)	Share Option Plan means the amended and restated 2010 stock option plan dated for reference May 29, 2010, last amended January 1, 2011 and as amended from time to time;

(x)

Termination means, with respect to a Recipient, that the Recipient has ceased to be an Eligible Person including as a result of resignation, removal as a Director, not being nominated for election as a director, not being elected as a director, death or Total Disability;

(y)

Total Disability means, with respect to a Recipient, that, solely because of disease or injury, the Recipient is deemed by a qualified physician selected by the Company to be unable to continue as a Director;

(z)

Trigger Date means, with respect to a Phantom Share Unit, the date set by the Board, and if no date is set by the Board, then one-third of such Phantom Share Unit on December 1 in each of the calendar year of the Grant Date of the Phantom Share Unit and of the two calendar years immediately thereafter, and if any of the dates falls within a blackout period, then such date be extended by five trading days after the blackout period is lifted, and if any of the dates falls within five trading days after a blackout period, then such date be extended so that there are five trading days after the blackout period is lifted;

(aa)	TSX means The Toronto Stock Exchange; and

(bb)	Vesting Date Value means the notional value, as at a particular date, of the Fair Market Value of one Share.

Administration

1.4 The Board will, in its sole and absolute discretion, but taking into account applicable laws:

(a)	interpret and administer this Plan;

(b)	establish, amend and rescind any rules and regulations relating to this Plan; and

(c)	make any other determinations that the Board deems necessary or appropriate for the administration of this Plan.

The Board may correct any defect or any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or appropriate. Any decision of the Board in the interpretation and administration of this Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of this Plan will be borne by the Company.

Incorporation of Terms of Plan

1.5      Subject to specific variations approved by the Board, all terms and conditions set out herein will be incorporated into and form part of each Phantom Share Unit granted under this Plan.

Effective Date

1.6      This Plan will be effective on and after March 27, 2012. The Board may, in its discretion, at any time, and from time to time, issue Phantom Share Units to Eligible Persons as it determines appropriate under this Plan. However, any such issued Phantom Share Units may not be paid out in Shares in any event until receipt of the necessary approvals from shareholders of the Company, the TSX, and any other regulatory bodies (the “Required Approvals”).

Maximum Percentage

1.7      The aggregate number of Shares that may be reserved for issuance pursuant to Phantom Share Units at any given time shall not exceed 10% of the outstanding Shares at such time on a non-diluted basis, LESS the aggregate number of Shares then reserved for issuance pursuant to any other share compensation arrangement including, without limitation, the Share Option Plan. For greater certainty, if a Phantom Share Unit is redeemed for cash or Shares or is surrendered, terminated or expires without being redeemed for cash or Shares, the Shares reserved for issuance pursuant to such Phantom Share Unit shall be available for new Phantom Share Units granted under this Plan.

PART 2
AWARDS UNDER THIS PLAN

Recipients

2.1.      Only Eligible Persons are eligible to participate in this Plan and receive one or more Phantom Share Units. Phantom Share Units that may be granted hereunder to a particular Eligible Person in a calendar year will (subject to any applicable terms and conditions) represent a right to a bonus or similar award to be received for services rendered by such Eligible Person to the Company in the Company’s fiscal year ending in, or coincident with, such calendar year, as determined by the Board in its discretion.

Grant and Vesting

2.2.      The Board may, in its discretion, at any time, and from time to time, grant Phantom Share Units to Eligible Persons as it determines is appropriate. Except as provided in this Plan, Phantom Share Units issued under this Plan will vest on the Trigger Date or Trigger Dates and payment will be made in accordance with §1.23.1 (net of any Applicable Withholding Tax). Subject to the terms of this Plan and, in particular, §1.23.6 of this Plan, the Board may, in its discretion, determine other terms or conditions including, without limitation, vesting conditions, if any, of any Phantom Share Units; provided, however, that:

(a) no Phantom Share Unit will vest until the Trigger Date or Trigger Dates; and

(b) no Phantom Share Unit will remain outstanding for any period which exceeds the Expiry Date of such Phantom Share Unit.

Account

2.3.      Phantom Share Units issued pursuant to this Plan (including fractional Phantom Share Units, computed to three digits) will be credited to a notional account maintained for each Recipient by the Company for the purposes of facilitating the determination of amounts that may become payable hereunder. A written confirmation of the balance in each Recipient’s account will be sent by the Company to the Recipient upon request of the Recipient.

Dividend Equivalents

2.4.      At any time when a dividend is declared and paid by the Company, a Recipient’s account will be credited on the payment date of such dividend with the number and type of Phantom Share Units (including fractional Phantom Share Units, computed to three digits) calculated by:

(a) multiplying the amount of the dividend per Share by the aggregate number of Phantom Share Units that were credited to the Eligible Person’s account as of the record date for payment of the dividend; and

(b) dividing the amount obtained in §0 by the Fair Market Value on the date that is three days prior to the record date for payment of the dividend.

Adjustments and Reorganizations

2.5.      In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of Company assets to shareholders, or any other change in the capital of the Company affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Phantom Share Units outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Notice and Acknowledgement

2.6.      No certificates will be issued with respect to the Phantom Share Units issued under this Plan. Each Eligible Person will, prior to being granted any Phantom Share Units, deliver to the Company a signed acknowledgement substantially in the form of Schedule “A” to this Plan.

PART 3
PAYMENTS UNDER THIS PLAN

Payment of Phantom Share Units

3.1      Subject to the terms of this Plan and, in particular, §3.6 of this Plan, the Company will pay out vested Phantom Share Units issued under this Plan and credited to the account of a Recipient by paying or issuing (net of any Applicable Withholding Tax) to such Recipient, on or subsequent to the Trigger Date but no later than the Expiry Date of such Phantom Share Unit, at the election of the Recipient, an Award Payout of either:

(a) a cash amount equal to the Vesting Date Value as at the Trigger Date of such Phantom Share Unit; or

(b) subject to receipt of the Required Approvals, one Share for such whole Phantom Share Unit. Fractional Shares shall not be issued and where a Recipient would be entitled to receive a fractional Share in respect of any fractional Phantom Share Unit, the Company shall pay to such Recipient, in lieu of such factional Share, cash equal to the Vesting Date Value as at the Trigger Date of such fractional Share. Each Share issued by the Company pursuant to this Plan shall be issued as fully paid and non-assessable.

Where the Company is precluded by §1.7 from issuing Shares to a Recipient, the Company will pay to the relevant Recipient a cash amount equal to the Vesting Date Value as at the Trigger Date of the Phantom Share Unit.

Election for Award Payout

3.2      Subject to §0, §3.1 and §3.3, the Recipient may elect, with respect to any particular Trigger Date, to receive his or her Phantom Share Unit in the form of cash or Shares by delivering to the Company a signed election substantially in the form of Schedule “B” to this Plan. The Recipient must deliver the signed election to the Company at least 10 days before the Trigger Date. If no election is made in respect of a particular Trigger Date, the Recipient will receive the Award Payout for such Phantom Share Unit in cash.

Limitation on Issuance of Shares to Insiders

3.3      Notwithstanding anything in this Plan, the Company shall not issue Shares under this Plan to any Director who is an Insider of the Company where such issuance would result in:

(a) the total number of Shares issuable at any time under this Plan to Insiders, or when combined with all other Shares issuable to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and

(b) the total number of Shares that may be issued to Insiders during any one year period under this Plan, or when combined with all other Shares issued to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis.

Where the Company is precluded by this §3.3 from issuing Shares to an Insider of the Company, the Company will pay to the relevant Director a cash Award Payout in an amount equal to the Vesting Date Value as at the Trigger Date of the Phantom Share Unit.

Consultants and Advisors

3.4      The Board may engage such consultants and advisors as it considers appropriate, including compensation or human resources consultants or advisors, to provide advice and assistance in determining the amounts to be paid under this Plan and other amounts and values to be determined hereunder or in respect of this Plan including, without limitation, those related to a particular Fair Market Value.

No Longer Eligible Persons

3.5      Unless the Board at any time otherwise determines and subject to §3.6 of this Plan, unvested Phantom Share Units held by persons who are no longer Eligible Persons will not be cancelled but will remain outstanding and vest in accordance with the terms of this Plan as if such person was an Eligible Person.

Total Disability, Death and Change of Control

3.6      Notwithstanding anything else in this Plan, all unvested Phantom Share Units held by any Recipient will automatically vest, without further act or formality, immediately in the event of a Termination arising from:

(a) death of a Recipient;

(b) Total Disability of a Recipient; or

(c) a Change of Control,

the date on which any of such events occurs referred to herein as the “Early Trigger Date”.

Payout on Total Disability, Death and Change of Control

3.7      In connection with the occurrence of one of the events referred to in §3.6 of this Plan, the Company will pay out on such vested Phantom Share Units issued under this Plan and credited to the account of such Recipient by paying (net of any Applicable Withholding Tax) to such Recipient on or subsequent to the Early Trigger Date, but no later than 10 days after the Early Trigger Date, a cash amount equal to the Vesting Date Value as at the Early Trigger Date of such Phantom Share Unit. Payments in respect of Phantom Share Units credited to the accounts of persons who are deceased will be made to or for the benefit of the legal representative of such person in accordance with §1.23.1.

Tax Matters and Applicable Withholding Tax

3.8      The Company does not assume any responsibility for or in respect of the tax consequences of the award of or receipt by Recipients of Phantom Share Units, or payments or Shares received by Recipients pursuant to this Plan. The Company is authorized to deduct such taxes and other amounts (“Applicable Withholding Tax”), in such manner as it determines so as to ensure that it will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding or remittance of tax or other required deductions. The Company may require Recipients, as a condition of receiving amounts to be paid to them under this Plan, to deliver undertakings to, or indemnities in favour of, the Company respecting the payment by such Recipients of applicable income or other taxes.

PART 4
MISCELLANEOUS

Compliance with Applicable Laws

4.1      The issuance by the Company of any Phantom Share Units and its obligation to make any payments hereunder is subject to compliance with all applicable laws. As a condition of participating in this Plan, each Recipient agrees to comply with all such applicable laws and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such applicable laws. The Company will have no obligation under this Plan, or otherwise, to grant any Phantom Share Unit or make any payment under this Plan in violation of any applicable laws.

Non-Transferability

4.2      Phantom Share Units and all other rights, benefits or interests in this Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Recipient dies, the legal representatives of the Recipient will be entitled to receive the amount of any payment otherwise payable to the Recipient hereunder in accordance with the provisions hereof.

No Right to Service

4.3      Neither participation in this Plan nor any action under this Plan will be construed to give any Eligible Person or Recipient a right to be retained in the service of the Company or any Related Entity.

Applicable Trading Policies

4.4      The Board and each Recipient will ensure that all actions taken and decisions made by the Board or the Recipient, pursuant to this Plan comply with any applicable securities laws and policies of the Company relating to insider trading or “blackout” periods.

Successors

4.5      Subject to §4.2, this Plan will enure to the benefit of and be binding upon the respective legal representatives of the Eligible Person.

Plan Amendment

4.6      The Board may, without shareholder approval, amend this Plan as it deems necessary or appropriate (including, without limitation, making amendments to address tax and other issues particular to Recipients that are not residents of Canada), subject to the requirements of applicable laws, but no amendment will, without the consent of the Recipient or unless required by law, adversely affect the rights of a Recipient with respect to Phantom Share Units to which the Recipient is then entitled under this Plan. Notwithstanding the foregoing, the Board may not, without the approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend this Plan to:

(a) make any amendment that will increase the Vesting Date Value or increase the number of Shares that the Company will issue to a Recipient under §0 of this Plan; extend the Expiry Date;

(b) make any amendment to remove or to exceed the insider participation limits under §3.3 of this Plan;

(c) increase the maximum number of Shares issuable for Phantom Share Units under this Plan; and make any amendment to this §4.6 of this Plan.

Plan Termination

4.7      The Board may terminate this Plan at any time, but no termination will, without the consent of the Recipient or unless required by law, adversely affect the rights of a Recipient with respect to Phantom Share Units to which the Recipient is then entitled under this Plan. In no event will a termination of this Plan accelerate the vesting of Phantom Share Units or the time at which a Recipient would otherwise be entitled to receive any payment in respect of Phantom Share Units hereunder.

Governing Law

4.8      This Plan and all matters to which reference is made in this Plan will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

Reorganization of the Company

4.9      The existence of this Plan or Phantom Share Units will not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

No Shareholder Rights

4.10      Phantom Share Units are not considered to be Shares or securities of the Company, and a Recipient who is issued Phantom Share Units will not, as such, be entitled to receive notice of or to attend any shareholders’ meeting of the Company, nor entitled to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, and will not be considered the owner of Shares by virtue of such issuance of Phantom Share Units.

No Other Benefit

4.11      No amount will be paid to, or in respect of, a Recipient under this Plan to compensate for a downward fluctuation in the Fair Market Value or price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Recipient for such purpose.

Unfunded Plan

4.12      For greater certainty, this Plan will be an unfunded plan, including for tax purposes and for purposes of the Employee Retirement Income Security Act (United States). Any Recipient to which Phantom Share Units are credited to his or her account or holding Phantom Share Units or related accruals under this Plan will have the status of a general unsecured creditor of the Company with respect to any relevant rights that may arise thereunder.

SCHEDULE “A”

PRIMERO MINING CORP.

DIRECTORS’ PHANTOM SHARE UNIT PLAN

Primero Mining Corp. (the “Company”) hereby confirms the payment of a bonus for services rendered in the current year by way of a grant to the undersigned Recipient of Phantom Share Units (“Units”) described in the table below pursuant to the Company’s Directors’ Phantom Share Unit Plan (the “Plan”), a copy of which Plan has been provided to the undersigned Recipient.

No. of Units	Trigger Date	Expiry Date

DATED ____________________, 20____.

PRIMERO MINING CORP.

Per:	_____________________________________________________
Authorized Signatory

The undersigned hereby accepts such grant, acknowledges being a Recipient under the Plan, agrees to be bound by the provisions thereof and agrees that the Plan will be effective as an agreement between the Company and the undersigned with respect to the Units granted or otherwise issued to it.

DATED ____________________, 20____.

Witness’ Signature

Name of Witness (print)

Address	Recipient’s Signature

City, Province

Occupation	Name of Recipient (print)

SCHEDULE “B”

ELECTION FORM

TO: PRIMERO MINING CORP.

Subject to the terms of the Directors’ Phantom Share Unit Plan (the “Plan”) of Primero Mining Corp. (the “Company”), with respect to the __________________[number] Phantom Share Units with a Trigger Date of ___________________[date], I irrevocably elect to have the Award Payout for such Phantom Share Units paid to me by way of [check one]:

[ ] payment in cash; or
[ ] issuance of Shares.

Please cause any Shares to be delivered in accordance with my election herein to be registered as follows:

Name: ______________________________________________________________________________________________________________

Address: ___________________________________________________________________________________________________________
__________________________________________________________________________________________________________________

Broker Information: ___________________________________________________________________________________________________

I understand that the Award Payout pursuant to the Plan and this election form will be less any Applicable Withholding Taxes, if applicable, that any payment in cash will be forwarded to me in the form of a cheque from the Company any Share certificate will be forwarded to me by the Company’s transfer agent or deposited in accordance with the broker information noted above. I understand that the Company may, despite my election, pay all of the Award Payout in cash due to the limitations and conditions set out in §0, §1.7, §3.1 and §3.3 of the Plan.

All capitalized terms used in this election form have the meaning attributed to them in the Plan. In the event of any conflict between the information in this election form and the Plan, the Plan will govern.

DATED ____________________, 20____.

Witness’ Signature

Name of Witness (print)

Address	Signature

City, Province

Occupation	Name (print)

PRIMERO MINING CORP.

DEFERRED SHARE UNIT PLAN

Dated March 23, 2015

PART 1
GENERAL PROVISIONS

Establishment

1.1      Primero Mining Corp. (the “Company”) hereby establishes a deferred share unit plan known as the “Deferred Share Unit Plan” (this “Plan”).

Purpose

1.2      The purpose of this Plan is to provide Key Officers (as defined herein) with the opportunity to acquire Deferred Share Units (as defined herein) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders.

Definitions

1.3      In this Plan:

(a)	“Acknowledgement Form” means a document substantially in the form of Schedule “A”;

(b)

“Applicable Laws” means all laws and regulations applicable to the Company and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets with jurisdiction over the affairs of the Company;

(c)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.4 of this Plan;

(d)	“Award Date” means, in respect of Deferred Share Units awarded as contemplated by Section 3.1, the date as the Board determines;

(e)	“Award Market Value” means, as at a particular date:

(i)	if the Shares are listed on the Toronto Stock Exchange, the volume weighted average price per Share traded on the Toronto Stock Exchange over the last five trading days preceding that date;

(ii)

if the Shares are not listed on the Toronto Stock Exchange, the value established by the Board based on the volume weighted average price per Share traded on any other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be, over the last five trading days preceding that date; or

(iii)	if the Shares are not listed on a Stock Exchange, the value per Share established by the Board based on its determination of the fair value of a Share;

(f)	“Board” means the board of directors of the Company;

(g)	“Broker” has the meaning set forth in Section 4.6 of this Plan;

(h)

“Change in Control” in respect of any Participant, has the meaning ascribed to such term (in a relevant context) in the Participant’s then existing employment agreement, or then existing engagement agreement or letter, with the Company or, if no meaning is so ascribed, means the occurrence of any of the following events:

(a)

the acquisition or continuing ownership by any person or any persons acting jointly or in concert with that person (collectively, the “Acquirors”) of shares of the Company or an affiliate (within the meaning ascribed to such term under the Securities Act (Ontario)) of the Company holding all or substantially all of the direct and indirect assets of the Company (an “Affiliate”), or securities convertible into, exchangeable for or representing the right to acquire shares of the Company or an Affiliate, such that the Acquirors beneficially own or exercise control or direction, directly or indirectly, over greater than thirty percent (30%) of the votes attached to all shares in the capital of the Company or an Affiliate;

(b)

the consummation of an amalgamation, arrangement, merger, share exchange or consolidation of the Company, or an Affiliate, with or into another entity or any other corporate reorganization if more than thirty percent (30%) of the combined votes attaching to all shares in the capital of the continuing or surviving entity’s securities outstanding immediately after such amalgamation, arrangement, merger, share exchange, consolidation or reorganization are, directly or indirectly, owned by persons who were not shareholders of the Company immediately prior to such amalgamation, arrangement, merger, share exchange, consolidation or reorganization; or

(c)	the consummation of a direct or indirect sale, transfer or disposition by the Company of all or substantially all of the assets held directly or indirectly by the Company or an Affiliate;

(i)	“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of this Plan is the Human Resources Committee;

(j)	“Company” means Primero Mining Corp. and its successors and assigns, and any reference in this Plan to activities by the Company means action by or under the authority of the Board or the Committee;

(k)	“Corporate Secretary” means the corporate secretary of the Company;

(l)	“Deferred Share Unit” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Section 4.1;

(m)	“Director” means a member of the Board;

(n)	“Insider” means an insider as defined in the Toronto Stock Exchange Company Manual;

(o)

“Key Officer” means the Company’s Chairman of the Board, Vice-Chairman of the Board, or an Officer who, in the opinion of the Committee, has demonstrated a capacity for contributing in a substantial measure to the successful performance of the Company or a Related Entity;

(p)	“Officer” means an individual who is an officer of the Company or of a Related Entity;

(q)	“Participant” means a current or former Key Officer who has been or is eligible to be credited with Deferred Share Units under this Plan;

(r)	“Plan” means this Deferred Share Unit Plan, as amended from time to time;

(s)

“Redemption Dates” means up to two dates for the redemption of Deferred Share Units elected by each Participant in a timely manner as described below, provided that in no event shall a Participant be permitted to elect a date which is earlier than the ninetieth day following the Separation Date or later than November 30 of the calendar year following the calendar year in which the Separation Date occurs. If no Redemption Date is elected, or if it is not elected in a timely manner, “Redemption Date” shall mean the first business day following the six-month anniversary of the Separation Date. A Redemption Date shall be deemed to be elected “in a timely manner” if the election specifying the first Redemption Date and the percentage of the Deferred Share Units that the Participant wishes to have redeemed on the first Redemption Date is delivered to the Corporate Secretary prior to the Separation Date in the form prescribed by the Company, a copy of which is attached hereto as Schedule “C”, and the election, if any, specifying the second Redemption Date is delivered in writing to the Corporate Secretary prior to the occurrence of the first Redemption Date; provided that (i) if such date falls within a blackout period of the Company and the Participant is an Insider on such date, then such date be extended by five trading days after the date that the blackout period is lifted, or (ii) if such date falls within five trading days immediately after the day that a blackout period of the Company is lifted and the Participant is an Insider on such date, then such date be extended by five trading days immediately after the day that the blackout period is lifted;

(t)

“Redemption Value” means, with respect to Deferred Share Units to be redeemed as of a given Redemption Date, the sum obtained by multiplying the number of Deferred Share Units to be so redeemed by the Award Market Value per Share as of the Redemption Date;

(u)

“Related Entity” means a person that is controlled by the Company. For the purposes of this Plan, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i)	ownership of or direction over voting securities in the second person;

(ii)	a written agreement or indenture;

(iii)	being the general partner or controlling the general partner of the second person; or

(iv)	being a trustee of the second person;

(v)

“Security Based Compensation Arrangement” has the meaning ascribed thereto in Section 613 (or any successor thereto) of the Toronto Stock Exchange Company Manual (as the same may be amended from time to time), and includes, without limitation:

(i)      stock option plans for the benefit of employees, insiders, service providers or any one of such groups;

(ii)      individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company's security holders;

(iii)      stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)      stock appreciation rights involving issuances of securities from treasury;

(v)      any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Company; and

(vi)      security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever;

(w)	“Separation Date” means the earliest date on which all three of the following conditions are satisfied:

(i)	the Participant ceases to be a Key Officer for any reason other than death;

(ii)	the Participant is neither a Director nor a Key Officer; and

(iii)	the Participant is no longer employed by the Company in any capacity;

(x)	“Share” means a common share of the Company;

(y)

“Stock Exchange” means the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be; and

(z)

“Total Disability” means, with respect to a Participant, that, solely because of disease or injury, the Participant is deemed by a qualified physician selected by the Company to be unable to work at any occupation which the Participant is reasonably qualified to perform.

Effective Date

1.4      The effective date of this Plan shall be March 23, 2015. The Board shall review and confirm the terms of this Plan from time to time. The Board may, in its discretion, at any time, and from time to time, issue Deferred Share Units to Key Officers as the Board determines appropriate under this Plan. However, any issued Deferred Share Units may not be paid out in Shares until receipt of the necessary approvals from shareholders of the Company, the Stock Exchange, and any other relevant regulatory body.

PART 2
ADMINISTRATION

Administration of this Plan

2.1      The Board will, in its sole and absolute discretion, but taking into account relevant corporate, securities and tax laws:

(a)	interpret and administer this Plan,

(b)	establish, amend and rescind any rules and regulations relating to this Plan, and

(c)	make any other determinations that the Board deems necessary or appropriate for the administration of this Plan.

The Board may correct any defect or any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or appropriate. Any decision of the Board in the interpretation and administration of this Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of this Plan will be borne by the Company.

Recommendation of Committee

2.2      The Board may, to the extent it determines appropriate or desirable, seek the recommendation of the Committee prior to exercising any of its responsibilities under this Plan and powers related thereto (including, without limiting the generality of the foregoing, those referred to under Section 2.1) .

Incorporation of Terms of Plan

2.3      Subject to specific variations approved by the Board, all terms and conditions set out herein will be incorporated into and form part of each Deferred Share Unit awarded under this Plan.

Taxes and Other Source Deductions

2.4      Notwithstanding any provision contained in this Plan (including, without limitation, Section 2.5 or in any award document), the Company, the Board, the Committee, the Corporate Secretary, and any Officer or employee of the Company shall not be responsible for or in respect of the tax consequences of the award of or receipt by Participants of Deferred Share Units, Shares or cash received by Participants pursuant to this Plan. The Company is authorized to deduct such taxes and other amounts as it determines (in its discretion) should be withheld (“Applicable Withholding Taxes”) in such manner as it determines so as to ensure that the Company will be able to comply with the applicable provisions of any federal, provincial, foreign, state or local law relating to the withholding or remittance of tax or other required deductions or remittances. The Company may require Participants, as a condition of the award of or receipt of Deferred Share Units or Shares under this Plan, to deliver payment of applicable income or other taxes to the Company, or to deliver undertakings to, or indemnities in favour of, the Company, respecting the payment by such Participants of applicable income or other taxes. Without restricting the generality of the foregoing, for the payment of Applicable Withholding Taxes in respect of Shares received by Participants pursuant to this Plan, the Company may require Participants to deliver cash or certified cheque payable to the Company for the amount of Applicable Withholding Taxes on such terms and conditions as the Company may determine (by notice to the Participant in any format). Notwithstanding anything else contained in this Plan, the Company may from time to time, implement all such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of the Applicable Withholding Taxes, including but not limited to the selling of Shares otherwise receivable by Participants pursuant to this Plan on such terms and conditions as the Company may determine.

Compliance with Income Tax Act

2.5      It is intended that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in Section 248(1) of the

Income Tax Act (Canada).

No Liability

2.6      Neither the Board, the Committee, the Corporate Secretary, nor any Officer or employee of the Company shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such Officers and employees of the Company shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Company.

Eligibility

2.7      Deferred Share Units may be awarded under this Plan only to persons who are Key Officers on the Award Date.

Information

2.8      As a condition of participating in this Plan, each Participant shall provide the Company with all information and undertakings that the Company requires in order to administer this Plan and comply with Applicable Laws. A Key Officer shall complete, sign and deliver to the Corporate Secretary the Acknowledgement Form prior to receiving an award of Deferred Share Units.

Currency

2.9      Except where expressly provided otherwise, all references in this Plan to currency refer to lawful Canadian currency.

PART 3
AWARDS OF DEFERRED SHARE UNITS

3.1      Subject to this Section 3.1 and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Key Officer at such time, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award Deferred Share Units to Key Officers on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the Key Officer as an Officer.

PART 4
DEFERRED SHARE UNITS

Deferred Share Unit Accounts and Vesting

4.1      All Deferred Share Units received by a Participant shall be credited to the Participant’s account according to any vesting schedule recommended by the Committee and approved by the Board at its discretion. For administrative purposes, a separate register shall be maintained for each Participant by the Company for unvested Deferred Share Units. Unless otherwise determined by the Board, or as otherwise provided in this Plan, such Deferred Share Units shall cease to vest on the Separation Date and any Deferred Share Units that have not vested on the Separation Date shall be cancelled.

4.2      Notwithstanding the foregoing, unless otherwise determined by the Committee or the Board, or subject to the terms of an employment agreement or engagement agreement or letter, at or after the Award Date:

(a)      any Deferred Share Units outstanding immediately prior to the occurrence of a Change in Control or the Total Disability of the Participant, but which are not then vested, shall become fully vested on the Separation Date; and

(b)      any Deferred Share Units outstanding immediately prior to the Separation Date, but which are not then vested, shall become fully vested on the Separation Date if such Separation Date was the result of (i) the termination of the Participant as an Officer by the Company without cause, or (ii) the resignation of the Participant as an Officer, at the request of the Company or, for a Chairman or Vice-Chairman, as a result of the Company’s majority voting policy, if applicable; or (iii) the failure of the Participant to be nominated or re-elected as a director of the Company.

Number of Deferred Share Units

4.3      The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of an award under Section 3.1 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

Confirmation of Award

4.4      Certificates representing Deferred Share Units shall not be issued by the Company. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Company in the form attached hereto as Schedule “B”.

Redemption of Deferred Share Units

4.5      Subject to Section 4.7, the Company shall redeem the Deferred Share Units to be redeemed on such Redemption Date by delivering to the Participant or the legal representative of the Participant’s estate, as applicable, at the election of the Board in its sole discretion, after deduction of Applicable Withholding Taxes and other source deductions required by Applicable Laws:

(a)      a cash payment equal to the Redemption Value of such Deferred Share Units;

(b)      such number of Shares duly issued by the Company from treasury as is equal to the number of such Deferred Share Units;

(c)      such number of Shares that have been purchased by the Company on the Stock Exchange in accordance with the provisions of Section 4.6; or

(d)      any combination of the foregoing, such that the cash payment, plus such number of Shares issued or purchased by the Company and delivered to the Participant or the legal representative of the Participant’s estate, as applicable, have an Award Market Value equal to the Redemption Value of such Deferred Share Units.

4.6      If the Company elects to redeem the Deferred Share Units redeemable on a Redemption Date in the manner contemplated in Section 4.5(c), then prior to 11:00 a.m. (Toronto time) on such Redemption Date or, where the Redemption Date is not a trading day for Shares on the Stock Exchange, on the next such trading day, the Company shall notify a broker designated by the Participant or the legal representative of the Participant’s estate, as applicable, who shall be independent from the Company (the “Broker”), as to:

(a)      the number of whole Shares to be purchased by the Broker on behalf of the Participant or the Participant’s estate, as applicable, on the Stock Exchange, as of that Redemption Date, which number shall be determined by dividing the aggregate Redemption Value of the Deferred Share Units to be redeemed, after deduction of applicable taxes and other source deductions required by Applicable Laws, by the Award Market Value as determined on the Redemption Date; or

(b)      the amount available to purchase Shares on behalf of the Participant or the Participant’s estate, as applicable, which amount shall be equal to the Redemption Value of the Deferred Share Units to be redeemed, after deduction of Applicable Withholding Tax.

As soon as practicable thereafter, the Broker shall purchase on the Stock Exchange the number of whole Shares which the Company has requested the Broker to purchase, or apply the amount specified by the Company to purchase whole Shares. The Company shall for this purpose: (i) reimburse the Broker for its costs of purchasing such Shares, or (ii) provide to the Broker the amount necessary to purchase such Shares.

If, after the Broker applies the Redemption Value, net of Applicable Withholding Tax, to the purchase of whole Shares as provided for herein relating to the Redemption Date elected by or in respect of a Participant, an amount remains payable under this Plan to the Participant or the Participant’s estate, as applicable, such amount shall be paid in cash to the Participant or the Participant’s estate, as applicable.

4.7      Where a Participant has elected to receive a portion of the Deferred Share Units on two Redemption Dates in accordance with Section 1.3(s), that Participant shall receive:

(a)      on the first Redemption Date, at the election of the Board, cash or a number of Shares (to be issued from treasury or purchased by the Company) or a combination of cash and Shares, that is equal to the Redemption Value of the Deferred Share Units recorded in the Participant’s account on such date which the Participant has elected to have redeemed; and

(b)      on the second Redemption Date, at the election of the Board, cash or a number of Shares (to be issued from treasury or purchased by the Company) or a combination of cash and Shares, that is equal to the Redemption Value of the Deferred Share Units remaining in the Participant’s account on such date.

4.8      Upon the payment of cash or the issuance or delivery of the Shares or other securities or property issuable or deliverable upon the redemption of a Deferred Share Unit, such Deferred Share Unit shall be cancelled and no further issuances or deliveries shall be made to the Participant in respect of such Deferred Share Unit under this Plan.

Death of Participant Prior to Redemption

4.9      If a Participant dies prior to the redemption of the Deferred Share Units credited to the account of such Participant under this Plan, any and all Deferred Share Units then credited to the Participant’s account shall become payable to the Participant’s estate in accordance with Section 4.5 calculated on the basis that the day on which the Participant died is the sole Redemption Date and that all unvested Deferred Share Units shall be credited to the account of such Participant under this Plan and shall vest on such date. Upon redemption in full of all of the Deferred Share Units that become redeemable under this Section 4.9, the Deferred Share Units shall be cancelled and no further cash payments and no further issuances or deliveries of securities or payments will be made from this Plan in relation to the Participant.

Dividend Equivalents

4.10      At any time when a dividend is declared and paid by the Company, a Participant’s Deferred Share Unit account will be credited on the payment date of such dividend with the number and type of Deferred Share Units (including fractional Deferred Share Units, computed to three decimal points) calculated by:

(a)      multiplying the amount of the dividend per Share by the aggregate number of Deferred Share Units that were credited to the Participant’s Deferred Share Unit account as of the record date for payment of the dividend; and

(b)      dividing the amount obtained in Section 4.10(a) by the Award Market Value on the date that is three days prior to the record date for payment of the dividend.

Adjustments

4.11      In the event of any sub-division or re-division of the Shares at any time into a greater number of Shares, all Deferred Share Units outstanding at the time of such sub-division or re-division shall be deemed to have been subdivided or re-divided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

4.12      In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

4.13      In the event of any reclassification or change of the Shares at any time, the Company shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Sections 4.5 to 4.8 to redeem any such Deferred Share Unit by issuing Shares, the number of securities of the Company of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been redeemed before such reclassification or change.

4.14      In the event of any capital reorganization of the Company at any time which is not otherwise covered herein, or a consolidation, amalgamation or merger of the Company with or into any other entity, or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity (a “Reorganization”), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Sections 4.5 to 4.8 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

4.15      In the event that the Company takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed herein for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

4.16      If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

4.17      The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for herein shall be cumulative.

4.18      On the happening of each and every of the foregoing events, the applicable provisions of this Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and this Plan) and the Redemption Value thereof.

Issuance of Shares

4.19      No Share shall be delivered under this Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

4.20      The Company shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the interest shall be rounded down to the nearest whole number and no compensation shall be payable in respect thereof.

No Interest

4.21      For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under this Plan.

PART 5
LIMITATIONS ON SHARES TO BE ISSUED

Maximum Number of Shares Issuable

5.1      Subject to adjustment in accordance with Sections 4.11 to 4.18, the aggregate number of Shares that may be reserved for issuance pursuant to Deferred Share Units at any given time shall not exceed 10% of the outstanding Shares at such time on a non-diluted basis, LESS the aggregate number of Shares then reserved for issuance pursuant to any of the Company’s other Security Based Compensation Arrangements. For greater certainty, if a Deferred Share Unit is redeemed for Shares or is surrendered, terminated or expires without being redeemed for Shares, the Shares reserved for issuance pursuant to such Deferred Share Unit shall be available for new Deferred Share Units awarded under this Plan.

Maximum Number of Shares Issuable to Insiders

5.2      The maximum number of common shares that may be (i) issued to Insiders pursuant to this Plan within any one year period, and (ii) issuable to Insiders pursuant to this Plan at any time, when combined with all of the Shares issuable pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

PART 6
GENERAL

Amendment, Suspension, or Termination of Plan

6.1      Subject to Sections 6.1 to 6.5, the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend this Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units awarded under this Plan, and (iii) terminate this Plan, without prior notice to or approval by any Participants or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(a)

amend the definition of “Participant” or the eligibility requirements for participating in this Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

(b)	amend the manner in which Participants may elect to participate in this Plan or elect Redemption Dates;

(c)	amend the provisions of this Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same; and

(d)	make any amendment which is intended to ensure compliance with Applicable Laws and the requirements of the Stock Exchange;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of this Plan and any provisions of any Applicable Laws and the requirements of the Stock Exchange;

(g)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(h)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(i)	make any amendment which is intended to facilitate the administration of this Plan.

6.2      Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously awarded to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

6.3      No modification or amendment to the following provisions of this Plan shall be effective unless and until the Company has obtained the necessary approval of the shareholders of the Company in accordance with the rules and policies of the Stock Exchange:

(a)	the number of Shares reserved for issuance under this Plan (including a change between a fixed maximum number of Shares and a fixed maximum percentage of Shares);

(b)	the definition of “Participant” or the eligibility requirements for participating in this Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(c)	the extension of any right of a Participant under this Plan beyond the date on which such right would originally have expired; or

(d)	the terms of Sections 6.1 to 6.5.

6.4      No amendment, suspension or discontinuance of this Plan or of any awarded Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which this Plan or the Company is now or may hereafter be subject.

6.5      If the Board terminates this Plan, no new Deferred Share Units (other than Deferred Share Units that have been awarded but vest subsequently pursuant to Sections 4.1 and 4.2) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Participant receives the Redemption Value for all Deferred Share Units recorded in the Participant’s account. Termination of this Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units awarded under this Plan prior to the date of such termination.

Applicable Trading Policies

6.6      The Board and each Participant will ensure that all actions taken and decisions made by the Board or the Participant, pursuant to this Plan comply with all Applicable Laws, requirements of the Stock Exchange, and policies of the Company relating to insider trading or blackout periods.

Compliance with Laws

6.7      The administration of this Plan, including the Company’s issuance of any Deferred Share Units or its obligation to make any payments or issuances or deliveries of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws.

6.8      Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in this Plan) that the Participant shall, at all times, act in strict compliance with this Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

Reorganization of the Company

6.9      The existence of any Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

General Restrictions and Assignment

6.10      Except as required by law, the rights of a Participant under this Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

6.11      The rights and obligations of the Company under this Plan may be assigned by the Company to a successor in the business of the Company.

No Right to Service

6.12      Neither participation in this Plan nor any action taken under this Plan shall give or be deemed to give any Participant a right to continued appointment as an Officer or continued employment or engagement with the Company and shall not interfere with any right of the Company to terminate a Participant’s office or employment or engagement with the Company at any time.

No Shareholder Rights

6.13      Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant to any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

Units Non-Transferable

6.14      Deferred Share Units are non-transferable (except to a Participant’s estate as provided in Section 4.9) .

Unfunded and Unsecured Plan

6.15      The Company shall not be required to fund, or otherwise segregate assets to be used for required payments under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of an award of Deferred Share Units under this Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Company.

No Other Benefit

6.16      No amount will be paid to, or in respect of, a Participant under this Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Governing Law

6.17      This Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

Interpretation

6.18      In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

Severability

6.19      The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

APPROVED by the Board of Primero Mining Corp. on March 23, 2015.

PRIMERO MINING CORP.

DEFERRED SHARE UNIT PLAN

SCHEDULE “A”

ACKNOWLEDGEMENT FORM

THIS ACKNOWLEDGEMENT FORM MUST BE RETURNED TO PRIMERO MINING CORP. (THE “COMPANY”) PRIOR TO PARTICIPATION.

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of the Company.

I, ______________________________________________, acknowledge that:

1.      I have received and reviewed a copy of the Company’s Deferred Share Unit Plan (the “Plan”) and agree to be bound by it. I understand that all capitalized terms shall have the meanings attributed to them under the Plan.

2.      The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.      I will be liable for any and all income tax associated with participation in the Plan, including when Deferred Share Units vest or are redeemed in accordance with the Plan. Any payments (in cash or kind, or by issuance of Shares as the case may be) made pursuant to the Plan shall be net of Applicable Withholding Taxes (including, without limitation, applicable source deductions). I understand that the Company is making no representation to me regarding taxes applicable to me under the Plan and I will confirm the tax treatment with my own tax advisor.

4.      No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Company. Any rights under the Plan by virtue of an award of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.      I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6.      I agree to provide the Company with all information and undertakings that the Company requires in order to administer the Plan and comply with Applicable Laws.

7.      I understand that if I cease to be a Key Officer, unless otherwise provided in the Plan or determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Participant Signature

Participant Name (please print)

Date

PRIMERO MINING CORP.

DEFERRED SHARE UNIT PLAN

SCHEDULE “B”

CONFIRMATION OF AWARD OF DEFERRED SHARE UNITS

Personal & Confidential

[Date]

[Name of Key Officer]

Dear [Name]:

We are pleased to advise you that [number] DSUs have been awarded to you at the discretion of the Board of Directors of Primero Mining Corp. pursuant to the Deferred Share Unit Plan (the “Plan”) and will be credited to your account in accordance with the following vesting schedule:

Vesting Date	Number of DSUs Vested

PRIMERO MINING CORP.

By: ______________________________________
Name:
Title:

PRIMERO MINING CORP.

DEFERRED SHARE UNIT PLAN

SCHEDULE “C”

REDEMPTION DATE ELECTION FORM

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan (the “Plan”) of Primero Mining Corp. (the “Company”)

I hereby advise the Company that I desire the Company to redeem the Deferred Share Units credited to my account under the Plan on the date or dates set forth below: [Insert at least the First Redemption Date; the Second Redemption Date may be chosen by delivering a second notice in this form at any time prior to the First Redemption Date. No Redemption Date may be earlier than the ninetieth day following the Separation Date or later than November 30 of the calendar year following the calendar year in which the Separation Date occurs.]

1.	____% on ________________, 20__ (the “First Redemption Date”); and

2.	____% on ________________, 20__ (the “Second Redemption Date”).

Participant Signature

Participant Name (please print)

Date

SCHEDULE “C”
ADVANCE NOTICE POLICY

1.	INTRODUCTION

Primero Mining Corp. (the “Company”) is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Company that this Policy is in the best interest of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by applicable securities regulatory agencies or stock exchanges, or so as to meet industry standards.

2.	NOMINATIONS OF DIRECTORS

A.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

i.	by or at the direction of the Board, including pursuant to a notice of meeting;

ii.

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or

iii.	by any person (a “Nominating Shareholder”):

(a)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(b)	who complies with the notice procedures set forth below in this Policy.

B.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph C below) and in proper written form (in accordance with paragraph D below) to the Corporate Secretary of the Company at the principal office of the Company.

C.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

i.

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

ii.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

D.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

i.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(a)	the name, age, business address and residential address of the person;

(b)	the principal occupation or employment of the person;

(c)	the citizenship of such person;

(d)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(e)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

ii.

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

E.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

F.	For purposes of this Policy:

i.

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and U.S. Securities and Exchange Commission (EDGAR) at www.sec.gov; and

ii.

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

G.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

H.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

3.	EFFECTIVE DATE

This Policy was approved and adopted by the Board on February 11, 2015 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

4.	GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the province.

Effective Date: February 11, 2015
Ratified by the Shareholders:

SCHEDULE “D”
SHAREHOLDER PROPOSALS

     The following four shareholder proposals and their supporting statements were submitted by Montrusco Bolton Investments Inc. (“Montrusco”). All such proposals are presented as advisory votes and as such the results are not binding on the Board. The Board unanimously recommends you vote FOR each of the first three proposals and AGAINST the fourth proposal for the reasons set out after each proposal. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the first three proposals and AGAINST the fourth proposal.

Proposal 1
Compensation Clawback Provision

“RESOLVED: The shareholders of the Company formally request the adoption of a clawback policy on the following terms and conditions, effective with respect to annual incentives or other performance-based compensation granted or paid on or after December 31, 2014:

If an executive is determined to be responsible for fraud or intentional misconduct resulting in a material restatement of financial results, the Board may recoup the entire amount of incentive compensation paid to the executive where the compensation would have been lower if the financial results had been properly stated.”

Montrusco Rational:

     “We believe that it is prudent for boards to adopt detailed and stringent policies that, in the event of a restatement of financial results, allow the board to review all performance related bonuses and awards made to senior executives during the period covered by a restatement and will, to the extent feasible, recoup such bonuses in the event that performance goals were not achieved.”

Board Recommendation: VOTE FOR

     Primero’s Position: The Board agrees with Montrusco’s rationale, and the proposal reflects Primero’s existing Claw-back Policy that addresses the shareholder proposal.

Proposal 2
Minimum Share Ownership for CEO

“RESOLVED: The Shareholders of the Corporation formally request that Primero Mining Corp. adopt the following Share Ownership Guidelines for Directors and Officers:

i.	Directors should hold shares in the Company having a value equal to three (3) times the then current independent directors’ annual cash retainer amount;

ii.	The Chief Executive Officer should hold shares in the Company having a value equal to three (3) times his/her then current base salary; and

iii.	Vice Presidents should hold shares in the Company having a value equal to their then-current annual base salary.

Directors and officers are expected to establish this level of shareholding in the Company within five (5) years of their appointment. Common shares held and phantom share units granted to such director or officer will be included in determining whether this policy is being met by any particular director or officer.”

Montrusco Rationale:

     “We believe that meaningful share ownership in Primero Mining Corp. by its directors and officers, based upon a multiple of their fixed annual compensation is necessary in order to align their interests with those of Primero Mining Corp. and its shareholders.”

Board Recommendation: VOTE FOR

     Primero’s Position: The proposal reflects Primero’s existing Share Ownership Guidelines applicable to directors and officers. Currently, all directors and officers comply with the policy (with two directors within the allowed period of time to establish the requisite equity position). Primero’s compensation program is structured to provide strong alignment of executive interests with shareholder interests. (See “Compensation”.)

Proposal 3
Anti-Hedging Proposal

“RESOLVED: Shareholders of the Company urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of Primero Mining Corp.’s equity securities.”

Montrusco Rationale:

     “Equity compensation plans are an effective means of compensating the Company’s directors and employees as they provide incentives that align their interests with the long-term interest of shareholders. Hedging of company stock by employees or directors is contrary to shareholder interest, since it essentially represents a bet against a company’s stock price, and should therefore be prohibited. We believe it is inappropriate for directors, officers or employees of the Company to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders.”

Board Recommendation: VOTE FOR

     Primero’s Position: The Board agrees with Montrusco’s rationale, and the proposal reflects Primero’s Anti-Hedging Policy recently incorporated into its Share Ownership Guidelines applicable to directors and officers.

Proposal 4
Rechtsstaat Standards for International Investments

“RESOLVED: The Shareholders formally request that the management of the Company obtains shareholders’ approval prior to making any material investment in any country that ranks in the lower 10th percentile of the most recent Rule of Law indicator, as published in the World Governance Indicators of the World Bank Group.”

Montrusco Rationale:

     “Shareholders have invested knowing that the Company has been allocating all of its capital in Canada and Mexico, which typically achieve the highest Rechtsstaat standards. Shareholders require that the Company disclose sufficient information and obtain minimum written assurances from a country with poor law enforcement records before proceeding with an investment. Shareholders aim to minimize expropriation and bribery risks while seeing their corporation promote corporate and human rights. Shareholders require a formal and transparent process from management of the Company before making any investment in a country that has a poor track record in terms of law enforcement. Shareholders have a right to protect their investment from and should be given the opportunity to approve an investment in high risk jurisdictions as it can materially change the nature and risk of their investment.”

Board Recommendation: VOTE AGAINST

     Primero’s Position: Primero has a consistent and clear strategy to focus its investments in mining-friendly jurisdictions in the Americas and is disciplined in its approach to its consideration of acquisition opportunities. Primero has maintained this focus since its acquisition of the San Dimas Mine in Mexico in 2010, and its subsequent acquisitions in Mexico and Canada have aligned with this strategy. The concerns raised which this proposal seeks to address do not present a material risk given Primero’s consistent and clearly communicated strategic focus and execution of strategy. Moreover, Primero does not wish to imply, by the adoption of such a policy, that such investments are potentially part of Primero’s strategy.

SCHEDULE “E”
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

Primero Mining Corp. (“Primero Mining” or the “Company”) Board of directors (the “Board”) has a primary responsibility to promote and act in the best interests of the Company and is accountable to the shareholders as a whole.

B.

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company's business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.

C.	Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management, and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Notice of Articles and Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and Lead Director, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management in the development of, and annually approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results new releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditor and approve the auditor’s fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:

a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclose any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

ii)	recommending changes in the Notice of Articles and Articles, matters requiring shareholder approval, and setting agendas for shareholder meetings; and

iii)	supervising the management of the business and affairs of the Company

B.

The Business Corporations Act (British Columbia) identifies the following as legal requirements for each member of the Board (in addition to any statute or rule of law or equity relating to duties or liabilities of directors):

i)

to act honestly and in good faith with a view to the best interests of the Company, known as the director’s fiduciary duty, which dictates a strict standard of conduct imparting loyalty and good faith, including the following obligations:

a)

to disclose in writing to the Company any conflicts of interest (that is, any direct or indirect interest of the director in a contract or transaction that is material to the Company) in sufficient detail to allow the other directors to understand the nature and extent of that interest; and if the director fails to do so, to account to the Company for any resulting profits from such conflict of interest;

b)

not to profit from the director’s fiduciary position, or place himself or herself in a position that may put personal interests ahead of the Company’s interests, including by not appropriating or diverting corporate opportunities or benefits;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose to the Board information vital to the business of the Company in the director’s possession;

ii)

to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, known as the directors’ duty of care, which includes devoting reasonable time and attention to the affairs of the Company; and

iii)	to act in accordance with the Business Corporations Act (British Columbia) and any regulations thereto, and the Notice of Articles and Articles of the Company.

SCHEDULE “F”
AUDIT COMMITTEE CHARTER

I.	PURPOSE AND PRIMARY RESPONSIBILITY

1.	Purpose

The purpose of this Audit Committee Charter (the “Charter”) is to clearly set out the purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Primero Mining Corp. (the “Company”), annual evaluation and compliance with this Charter.

2.	Primary Responsibility

The primary responsibility of the Audit Committee (the “Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with relevant legal and regulatory requirements, including without limitation, tax and securities laws, as well as whistle blowing procedures. The Committee is also responsible for other matters as set out in this Charter and/or as may be directed by the Board from time to time. The Committee should exercise continuous oversight of developments in these areas.

II.	MEMBERSHIP

1.	Each member of the Committee must be an independent director of the Company in accordance with the Company’s Board Guidelines.

2.

The Committee will consist of at least three members, all of whom shall be financially literate. A Committee member who is not financially literate may be appointed to the Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

3.

The members of the Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Committee) by the Board. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.

4.

For so long as the common shares of the Company are registered under Section 12(b) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), at least one member of the Committee must meet and satisfy the qualifications, as determined by the board of directors of the Company, of an “audit committee financial expert”, as such term is defined in Item 407 of Regulation S-K under the Exchange Act, or in any rule adopted by the United States Securities and Exchange Commission that supercedes such definition.

5.

If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall consider and make a determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s Committee and may, if appropriate replace such member with another appropriate director.

III.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to:

1.

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Committee will report directly to the Committee;

2.

communicate directly with management and any internal auditor, and with the external auditor without management involvement; and to incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

IV.	DUTIES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee include:

(a)

recommending to the Board the external auditor to be nominated by the Board, taking into consideration the Committee’s assessment of the incumbent external auditor’s performance pursuant to subsection (d) below among other things;

(b)	recommending to the Board the compensation of the external auditor, to be paid by the Company, in connection with:

(i) preparing and issuing the audit report on the Company’s financial statements; and
(ii) performing other audit, review or attestation services;

(c)

reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Committee);

(d)

overseeing the work of the external auditor, including performing an annual assessment of the external auditor subsequent to the conclusion of each annual audit of the Company’s financial statements, as well as a comprehensive assessment of performance every 5 years, or sooner as may be appropriate or required for any reason;

(e)

ensuring that the external auditor is independent by receiving a report annually from the external auditor with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and the U.S Public Company Accounting Oversight Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)

ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditor setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)

reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with GAAP and the MD&A is in compliance with appropriate regulatory requirements;

(i)

reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)

reviewing and discussing with management and the external auditor the external auditor’s written communications to the Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)

reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements and the external auditor’s report on the Company’s compliance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002;

(l)

reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, before the dissemination of these documents to shareholders, regulators, analysts and the public;

(m)

satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditor, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(n)

overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(o)	reviewing with management and the external auditor the integrity of disclosure controls and internal controls over financial reporting;

(p)

reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (i) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (ii) guidelines and policies to govern the process by which risk assessment and management is undertaken;

(q)

satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.;

(r)	resolving disputes between management and the external auditor regarding financial reporting;

(s)	establishing procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(t)	reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(u)

pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (The Chair of the Committee has the authority to pre-approve in between regularly scheduled Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Committee at the next scheduled meeting for formal approval);

(v)	overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Committee activities; and

(w)	establishing procedures for:

(i)	reviewing the expenses of the Chair of the Board, and the Chief Executive Officer (the “CEO”) on a semi-annual basis;

(ii)	reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee);

(iii)

reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iv)	obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(v)	reviewing fraud prevention policies and programs, and monitoring their implementation;

(vi)

reviewing regular reports from management and others (e.g., external auditor, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including, without limitation:

A)	tax, withholding and financial reporting laws and regulations

(x)

A regular part of Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Committee will regularly canvass the Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Committee on a timely basis.

(y)

On an annual basis the Committee shall review and assess the adequacy of this Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by the applicable regulatory bodies with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Charter to the Board for its approval.

V.	MEETINGS

1.	The quorum for a meeting of the Committee is a majority of the members of the Committee.

2.

The Board of Directors will appoint the Chair of the Committee. The Chair of the Committee shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre- meeting materials, and making regular reports to the Board. The Chair of the Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

3.

The Committee’s schedule of meetings and agendas will be set annually by the Committee. Dates and locations will be provided to the Board, the Committee members, the external auditor and management in advance.

4.	The Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

5.

The Committee will meet with the external auditor of the Company in camera at least at each meeting at which the external auditor is in attendance, to review the external auditor’s examination and report.

6.	The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.

7.

Each of the chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

VI.	REPORTS

1.

The Committee will report, at least quarterly, to the Board regarding the Committee’s examinations and recommendations, and annually to the Board regarding the Committee’s compliance with this Charter.

2.	The Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

VII.	MINUTES

1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VIII.	ANNUAL PERFORMANCE EVALUATION

1.	The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.

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